================================================================================

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"

                              FINANCIAL STATEMENTS
                        for the three-month period ended
                 March 31, 2006, presented in comparative format

================================================================================

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                    CONTENTS
                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
                For the three-month period ended March 31, 2006,
                        presented in comparative format.
                       REPORT OF THE SUPERVISORY COMMITTEE
                For the three-month period ended March 31, 2006,
                              System established by
     Technical Regulations (N.T. 2001) of the National Securities Commission

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 46

Income Statement                                                              47

Statement of Changes in Shareholders' Equity                                  48

Statement of Cash Flows                                                       49

Notes to Financial Statements                                                 50

Schedules                                                                     63

Information required in addition to the Notes to Financial Statements
by Section 68 of the Buenos Aires Stock Exchange regulations                  70

Supplementary and Explanatory Statement by the Board of Directors
required by Section 2 of the Accounting Documentation Regulations of
the Cordoba Stock Exchange Regulations                                        72

Informative Review                                                            74

Report of the Supervisory Committee

Limited Review Report

Company's Name:                          GRUPO FINANCIERO GALICIA S.A.
                                         "Corporation which has not adhered to
                                         the Optional System for the Mandatory
                                         Acquisition of Shares in a Public
                                         Offering"

Legal domicile:                          Tte. Gral. Juan D. Peron N(0)456 -
                                         Piso 2(0) Autonomous City of Buenos
                                         Aires

Principal line of business:              Financial and Investment Activities

                                8th Fiscal period
            For the three-month period commenced January 1, 2006, and
             ended March 31, 2006, presented in comparative format.

            DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                               September 30, 1999

Date of latest amendment to bylaws:      February 8, 2006

Registration number with the Argentine
Superintendency of Corporations:         11,891

Sequential Number - Corporation
Control Authority:                       1,671,058

Date of expiry of Company's bylaws:      June 30, 2100

Name of the Controlling Company:         EBA HOLDING S.A.

Principal line of business:              Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders'
equity as of 03.31.06:                   22.65 %

Percentage of votes to which the
Controlling Company is entitled
as of 03.31.06:                          59.42 %

          Capital status as of March 31, 2006 (Note 7 to the Financial Statements)
                           (figures stated in thousands of pesos)
--------------------------------------------------------------------------------------------
                                           Shares
--------------------------------------------------------------------------------------------
     Number               Class          Voting rights per share    Subscribed     Paid in
---------------  ---------------------  -------------------------  ------------  -----------
                  Ordinary class "A",
    281,221,650   face value of 0.001               5                   281,222      281,222
                  Ordinary class "B",
    960,185,367   face value of 0.001               1                   960,185      960,185
---------------                                                    ------------  -----------
  1,241,407,017                                                       1,241,407    1,241,407
===============                                                    ============  ===========

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                03.31.06       12.31.05
                                                                              -----------    -----------
ASSETS
                                                                              -----------    -----------
A. CASH AND DUE FROM BANKS                                                      1,244,694      1,041,158
                                                                              -----------    -----------
   -Cash                                                                          551,834        552,495
   -Banks and correspondents                                                      692,860        488,663
                                                                              -----------    -----------
B. GOVERNMENT AND CORPORATE SECURITIES                                          4,168,183      5,971,756
                                                                              -----------    -----------
   -Holdings of investment account securities                                     595,929        650,924
   -Holdings of trading securities                                                 36,885         21,229
   -Government securities without quotation                                     3,472,148      4,591,071
   -Securities issued by the Argentine Central Bank                                61,794        704,467
   -Investments in quoted corporate securities                                      1,785          4,418
   -Allowances                                                                       (358)          (353)
                                                                              -----------    -----------
C. LOANS                                                                       10,285,153     10,555,176
                                                                              -----------    -----------
   -To the non-financial public sector                                          4,406,147      5,235,869
   -To the financial sector                                                       108,775        128,203
   -To the non-financial private sector and residents abroad                    6,174,057      5,619,015
     -Overdrafts                                                                  331,689        222,779
     -Promissory notes                                                          2,037,128      1,836,887
     -Mortgage loans                                                              546,359        503,397
     -Pledge loans                                                                120,763        121,095
     -Consumer loans                                                              276,613        258,015
     -Credit card loans                                                         1,892,567      1,732,114
     -Other                                                                       838,174        812,587
     -Accrued interest, adjustments and quotation differences receivable          152,274        146,839
     -Documented interest                                                         (21,430)       (14,684)
     -Unallocated collections                                                         (80)           (14)
   -Allowances                                                                   (403,826)      (427,911)
                                                                              -----------    -----------
D. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                         6,647,517      6,162,381
                                                                              -----------    -----------
   -Argentine Central Bank                                                        458,516        108,819
   -Amounts receivable for spot and forward sales to be settled                   218,750        264,170
   -Securities receivable under spot and forward purchases to be settled          349,659        270,476
   -Negotiable obligations without quotation                                       44,329         41,403
   -Balances from forward transactions without delivery of underl. asset to
    be settled                                                                      3,421            709
   -Other receivables not included in the debtor classification regulations     5,335,584      5,211,275
   -Other receivables included in the debtor classification regulations           138,357        177,439
   -Accrued interest receivable not included in the debtor classification
     regulations                                                                  130,758        122,397
   -Accrued interest receivable included in the debtor classification
     regulations                                                                      930            935
   -Allowances                                                                    (32,787)       (35,242)

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                        03.31.06      12.31.05
                                                      -----------   -----------
E. ASSETS UNDER FINANCIAL LEASES                          215,963       191,176
                                                      -----------   -----------
   -Assets under financial leases                         218,633       193,697
   -Allowances                                             (2,670)       (2,521)
                                                      -----------   -----------
F. EQUITY INVESTMENTS                                      74,201        85,120
                                                      -----------   -----------
   -In financial institutions                               3,138         3,088
   -Other                                                 114,611       113,336
   -Allowances                                            (43,548)      (31,304)
                                                      -----------   -----------
G. MISCELLANEOUS RECEIVABLES                              525,643       453,569
                                                      -----------   -----------
   -Receivables for assets sold                                77            85
   -Tax on minimum presumed income - Tax credit           182,855       170,989
   -Other                                                 417,374       360,050
   -Accrued interest on receivables for assets sold             -             6
   -Other accrued interest and adjustments receivable          57            65
   -Allowances                                            (74,720)      (77,626)
                                                      -----------   -----------
H. BANK PREMISES AND EQUIPMENT                            481,296       484,198
                                                      -----------   -----------
I. MISCELLANEOUS ASSETS                                   215,095       199,152
                                                      -----------   -----------
J. INTANGIBLE ASSETS                                      484,943       490,360
                                                      -----------   -----------
   -Goodwill                                               79,946        85,003
   -Organization and development expenses                 404,997       405,357
                                                      -----------   -----------
K. UNALLOCATED ITEMS                                          493         1,678
                                                      -----------   -----------
   TOTAL ASSETS                                        24,343,181    25,635,724
                                                      ===========   ===========

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                03.31.06       12.31.05
                                                                              -----------    -----------
LIABILITIES
                                                                              -----------    -----------
L. DEPOSITS                                                                     8,930,276      8,421,660
                                                                              -----------    -----------
   -Non-financial public sector                                                    59,901         90,341
   -Financial sector                                                                4,890          6,201
   -Non-financial private sector and residents abroad                           8,865,485      8,325,118
     -Current accounts                                                          1,606,317      1,639,766
     -Savings accounts                                                          2,292,991      2,211,436
     -Time deposits                                                             4,650,907      4,186,018
     -Investment accounts                                                             133            158
     -Other                                                                       193,337        192,584
     -Accrued interest and quotation differences payable                          121,800         95,156
                                                                              -----------    -----------
M. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                        12,663,177     14,413,713
                                                                              -----------    -----------
   -Argentine Central Bank                                                      6,741,839      8,611,909
     -Other                                                                     6,741,839      8,611,909
   -Banks and international entities                                              772,932        762,055
   -Unsubordinated negotiable obligations                                       3,060,187      3,052,434
   -Amounts payable for spot and forward purchases to be settled                  295,570        222,729
   -Securities to be delivered under spot and forward sales to be settled         218,894        266,071
   -Loans from domestic financial institutions                                    324,047        220,422
   -Balances from forward transactions without delivery of underl. asset to
     be settled                                                                     3,091            418
   -Other                                                                       1,154,059      1,152,433
   -Accrued interest and quotation differences payable                             92,558        125,242
                                                                              -----------    -----------
N. MISCELLANEOUS LIABILITIES                                                      308,367        334,763
                                                                              -----------    -----------
   -Dividends payable                                                               4,200              -
   -Directors' and syndics' fees                                                    2,456          3,438
   -Other                                                                         301,710        331,324
   -Adjustments and accrued interest payable                                            1              1
                                                                              -----------    -----------
O. PROVISIONS                                                                     238,208        258,374
                                                                              -----------    -----------
P. SUBORDINATED NEGOTIABLE OBLIGATIONS                                            442,063        431,024
                                                                              -----------    -----------
Q. UNALLOCATED ITEMS                                                                3,522          3,915
                                                                              -----------    -----------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                           145,083        145,499
                                                                              -----------    -----------
  TOTAL LIABILITIES                                                            22,730,696     24,008,948
                                                                              ===========    ===========
SHAREHOLDERS' EQUITY                                                            1,612,485      1,626,776
                                                                              -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     24,343,181     25,635,724
                                                                              ===========    ===========

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                   AS OF MARCH 31, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                     03.31.06      12.31.05
                                                                                   -----------   -----------
DEBIT                                                                               22,072,497    25,637,579
                                                                                   ===========   ===========
CONTINGENT                                                                          13,444,549    17,708,061
                                                                                   -----------   -----------
Loans obtained                                                                         227,886       221,713
Guarantees received                                                                  9,389,992    11,235,068
Others not included in the debtor classification regulations                            10,500        10,500
Contingencies re. contra items                                                       3,816,171     6,240,780
                                                                                   -----------   -----------
CONTROL                                                                              8,044,297     7,327,531
                                                                                   -----------   -----------
Uncollectible loans                                                                    644,647       569,180
Other                                                                                7,185,344     6,564,913
Control re. contra items                                                               214,306       193,438
                                                                                   -----------   -----------
DERIVATIVES                                                                            449,062       457,374
                                                                                   -----------   -----------
"Notional" value of forward transactions without delivery of underlying asset            3,083        12,125
Derivatives re. contra items                                                           445,979       445,249
                                                                                   -----------   -----------
TRUST ACCOUNTS                                                                         134,589       144,613
                                                                                   -----------   -----------
Trust funds                                                                            134,589       144,613
                                                                                   -----------   -----------
CREDIT                                                                              22,072,497    25,637,579
                                                                                   ===========   ===========
CONTINGENT                                                                          13,444,549    17,708,061
                                                                                   -----------   -----------
Loans granted (unused balances)                                                        414,434       397,714
Guarantees granted to the Argentine Central Bank                                     3,137,775     5,483,982
Other guarantees granted included in the debtor classification regulations             188,846       223,055
Other guarantees granted not included in the debtor classification regulations          22,296        21,740
Others included in the debtor classification regulations                                73,537        78,237
Others not included in the debtor classification regulations                            46,727       125,202
Contingencies re. contra items                                                       9,560,934    11,378,131
                                                                                   -----------   -----------
CONTROL                                                                              8,044,297     7,327,531
                                                                                   -----------   -----------
Checks and drafts to be credited                                                       214,132       193,267
Other                                                                                   67,432        35,537
Control re. contra items                                                             7,762,733     7,098,727
                                                                                   -----------   -----------
DERIVATIVES                                                                            449,062       457,374
                                                                                   -----------   -----------
"Notional" value of put options written                                                190,356       184,801
"Notional" value of forward transactions without delivery of underlying asset          255,623       260,448
Derivatives re. contra items                                                             3,083        12,125
                                                                                   -----------   -----------
TRUST ACCOUNTS                                                                         134,589       144,613
                                                                                   -----------   -----------
Trust liabilities re. contra items                                                     134,589       144,613
                                                                                   -----------   -----------

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
            For the three-month period commenced January 1, 2006 and
      ended March 31, 2006, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                         03.31.06      03.31.05
                                                                       -----------   -----------
A. FINANCIAL INCOME                                                        655,241       532,479
                                                                       -----------   -----------
   Interest on cash and due from banks                                          12            12
   Interest on loans granted to the financial sector                           639           739
   Interest on overdrafts                                                   12,227         8,332
   Interest on promissory notes                                             42,840        28,343
   Interest on mortgage loans                                               14,469        22,643
   Interest on pledge loans                                                  3,800         2,249
   Interest on credit card loans                                            60,912        49,589
   Interest on other loans                                                  19,661         5,708
   Net income from government and corporate securities                      79,427        25,103
   Interest on other receivables resulting from financial brokerage         51,421        39,769
   Net income from secured loans - Decree No. 1387/01                       52,772        48,532
   CER adjustment                                                          277,636       280,487
   Other                                                                    39,425        20,973
                                                                       -----------   -----------
B. FINANCIAL EXPENSES                                                      547,892       456,634
                                                                       -----------   -----------
   Interest on current account deposits                                      6,324         2,851
   Interest on savings account deposits                                        739         1,096
   Interest on time deposits                                                51,442        28,047
   Interest on financing from the financial sector                           1,606           932
   Interest on other liabilities resulting from financial brokerage         83,441        56,420
   Other interest                                                           77,768        90,764
   CER adjustment                                                          266,914       252,502
   Other                                                                    59,658        24,022
                                                                       -----------   -----------
   GROSS FINANCIAL MARGIN                                                  107,349        75,845
                                                                       ===========   ===========
C. LOAN LOSS PROVISIONS                                                     29,462        18,244
                                                                       -----------   -----------
D. INCOME FROM SERVICES                                                    184,940       143,007
                                                                       -----------   -----------
   In relation to lending transactions                                      53,081        39,223
   In relation to borrowing transactions                                    48,936        39,791
   Other commissions                                                         3,004         2,390
   Other                                                                    79,919        61,603
                                                                       -----------   -----------
E. EXPENSES FOR SERVICES                                                    37,961        26,945
                                                                       -----------   -----------
   Commissions                                                              17,393        11,959
   Other                                                                    20,568        14,986

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
            For the three-month period commenced January 1, 2006 and
       ended March 31, 2006, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                 03.31.06       03.31.05
                                                                               -----------    -----------
F. ADMINISTRATIVE EXPENSES                                                         215,676        165,916
                                                                               -----------    -----------
   Personnel expenses                                                              107,429         85,458
   Directors' and syndics' fees                                                      1,035          1,537
   Other fees                                                                        7,046          5,243
   Advertising and publicity                                                        20,917          9,727
   Taxes                                                                            11,170          9,366
   Other operating expenses                                                         51,903         42,586
   Other                                                                            16,176         11,999
                                                                               -----------    -----------
   NET INCOME FROM FINANCIAL BROKERAGE                                               9,190          7,747
                                                                               ===========    ===========
   MINORITY INTERESTS RESULT                                                        (3,747)        (6,938)
                                                                               -----------    -----------
G. MISCELLANEOUS INCOME                                                             47,099        119,122
                                                                               -----------    -----------
   Net income from equity investments                                                    -          2,187
   Default interests                                                                   191            182
   Loans recovered and allowances reversed                                          18,322         71,276
   CER adjustment                                                                       92          4,775
   Other                                                                            28,494         40,702
                                                                               -----------    -----------
H. MISCELLANEOUS LOSSES                                                             48,030         83,462
                                                                               -----------    -----------
   Net income from equity investments                                                5,864              -
   Default interests and charges in favor of the Argentine Central Bank                 18              4
   Loan loss provisions for miscellaneous receivables and other provisions          19,456         11,381
   CER adjustment                                                                        6            196
   Amortization of differences arising form court resolutions                            -         32,627
   Other                                                                            22,686         39,254
                                                                               -----------    -----------
I. FOREIGN BRANCHES INCOME/LOSS                                                        (98)             -
                                                                               -----------    -----------
   NET INCOME  BEFORE INCOME TAX                                                     4,414         36,469
                                                                               -----------    -----------
J. INCOME TAX                                                                       18,705         16,275
                                                                               -----------    -----------
   INCOME/(LOSS) FOR THE PERIOD                                                    (14,291)        20,194
                                                                               ===========    ===========

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
            For the three-month period commenced January 1, 2006 and
       ended March 31, 2006, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                            03.31.06       03.31.05
                                                                          -----------    -----------
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year                         1,041,158        988,669
Increase/(Decrease) in funds                                                  203,536        (47,221)
                                                                          -----------    -----------
Cash and due from banks at period end                                       1,244,694        941,448
                                                                          ===========    ===========
REASONS FOR CHANGES IN CASH
Financial income collected                                                    290,802        258,701
Income from services collected                                                184,991        142,774
LESS
Financial expenses paid                                                      (407,816)      (189,980)
Expenses for services paid                                                    (36,426)       (25,345)
Administrative expenses paid                                                 (196,926)      (138,049)
                                                                          -----------    -----------
Funds provided by operating activities                                       (165,375)        48,101
                                                                          ===========    ===========
OTHER SOURCES OF CASH
Increase in deposits, net                                                     460,540        727,965
Decrease in government and corporate securities, net                        1,845,562              -
Decrease in loans, net                                                        293,316              -
Other sources of cash                                                          51,001         43,653
                                                                          -----------    -----------
Total sources of cash                                                       2,650,419        771,618
                                                                          -----------    -----------
OTHER USES OF CASH
Increase in government and corporate securities, net                                -       (212,808)
Increase in loans, net                                                              -       (297,992)
Increase in other receivables resulting from financial brokerage, net        (310,086)       (33,611)
Increase in other assets, net                                                 (33,975)       (76,197)
Decrease in other liabilities resulting from financial brokerage, net      (1,851,806)      (188,367)
Decrease in other liabilities, net                                            (36,993)       (14,182)
Other uses of cash                                                            (48,648)       (43,783)
                                                                          -----------    -----------
Total uses of cash                                                         (2,281,508)      (866,940)
                                                                          -----------    -----------
Increase/ (Decrease) in funds                                                 203,536        (47,221)
                                                                          ===========    ===========

The accompanying Notes 1 to 24 are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         For the three-month period commenced January 1, 2006 and ended
                March 31, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1:   PRESENTATION OF FINANCIAL STATEMENTS

          The Financial Statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("CNV"). As required by the abovementioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

          These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of FACPCE. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

          Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

          The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

          a.   FINANCIAL STATEMENT CONSOLIDATION

               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by the Bank.

          b.   CONSISTENCY OF ACCOUNTING PRINCIPLES

               Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements). The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

               b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
               These are stated at the US dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               As of March 31, 2006, December 31, 2005 and March 31, 2005, balances in US dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.0808, $ 3.0315 y $2.9233, respectively) set by the Argentine Central Bank.

               In the case of foreign currencies other than the US dollar, figures have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

               b.2. - GOLD BULLION
               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
               I) Holdings in investment accounts:
               These include the National Government Bonds Libor Due 2012 received within the framework of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at technical value.

               Same criterion was applied to the holdings used in repo transactions and receivable bonds recorded under Other Receivables Resulting from Financial Brokerage and under Miscellaneous receivables.

               If the position in these securities and the balances receivable recorded under the abovementioned captions, not used as collateral for the subscription of the Hedge Bond, had been marked to market, a decrease in the Bank's shareholders' equity as of March 31, 2006 and December 31, 2005, of approximately
               $ 315,733 and $ 463,928 respectively would have been recorded.

               II) Holdings of trading securities:
               These are recorded at the closing price for each security at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

               III) Without quotation:
               As of March 31, 2006 and December 31, 2005, the Bank carries the following holdings:

               a) Secured Bonds in Pesos
               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial governments debt, pursuant to the provisions of Decree No. 1,579/02, receiving Provincial Secured Bonds ("BOGAR") in exchange for its loans.

               As of March 31, 2006, the total of such holding is allocated as collateral for advances granted by the Argentine Central Bank for the subscription of the Hedge Bond, valued as a result at the value admitted for such purposes, as required by the regulations issued by said entity.

               As of December 31, 2005, holdings not used as collateral for the abovementioned advance, were valued at the lowest value that stems from comparing its "present" and "technical" value as defined in item b.4. The market value as of such date was below book value by approximately $67,354.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               b) Discount Bonds and GDP-Linked Negotiable Securities
               Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

               As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

               As of March 31, 2006 and December 31, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value as of March 17, 2005 of the securities, equivalent to the present value of the cash payments of the Secured Bonds at that date.

               This valuation is reduced in the amount of the perceived payments, and accrued interest shall not be recognized. Had these securities been valued at market price, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced as of March 31, 2006 and December 31, 2005, by approximately $ 323,926 and $ 383,968 respectively.

               c) At the end of the previous fiscal year, Fiscal Tax Credit Certificates were recorded at technical value, as they were used for tax payments during the current period.

               IV) Securities issued by the Argentine Central Bank:
               These securities were valued at the period/ fiscal year-end closing price for each security.

               Those securities without quotation have been increased on an exponential basis according their internal rate of return.

               b.3.b. - INVESTMENTS IN QUOTED CORPORATE SECURITIES
               These securities are valued at the period/ fiscal year-end closing price, less estimated selling costs, when applicable.

               b.4. - SECURED LOANS
               On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

               At the issue date of these financial statements, their book value is similar to their estimated realizable value. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer

               In accordance with Argentine Central Bank's regulations, Secured Loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of March 31, 2006, was 4.23% and, as of December 31, 2005, 4%. The "technical value" is the adjusted amount of each instrument under contractual conditions.

               Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               As of March 31, 2006 said loans are mainly allocated as collateral of financial assistance from the Argentine Central Bank pursuant to Decrees No. 739/03, 1262/03 and supplementary regulations.

               b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

               As indicated in Note 16.1 of the consolidated financial statements for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.

               b.6. - FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION CERTIFICATES
               The debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased, according to their internal rate of return. Financial trusts participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

               b.7. - NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION
               The holdings of these securities have been valued at their acquisition cost on an exponential basis according to their internal rate of return.

               b.8. - ASSETS UNDER FINANCIAL LEASES
               Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

               b.9. - EQUITY INVESTMENTS
               b.9.a. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES
               - CONTROLLED
               Argentine:
               These investments have been valued according to the equity method.

               Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. as of March 31, 2006, is valued under the equity method, based on this company's December 31, 2005 financial statements, because at the date of these financial statements, more recent audited financial statements were not available. Furthermore, the important developments that had an impact on this company's financial condition and results after that date have been recognized.

               The irrevocable capital contribution that was made in Tarjetas del Mar S.A. within the process of restructuring debts with the Bank, has been disclosed at its original value and a valuation allowance has been established, which amounted to $ 51,122 as of March 31, 2006.

               Foreign:
               Galicia (Cayman) Limited and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               The conversion to local currency was made as follows:

               a. Assets and liabilities were converted into pesos according to item b.1.

               b. Allotted capital has been computed for the amounts actually disbursed restated.

               c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

               d. Earnings for the period were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                    The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the current period.

               e. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 above, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their face value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.9.b - IN OTHER COMPANIES
               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A. exceeds their equity method value.

               In the case of Aguas Argentinas S. A., there being no available audited financial statements after December, 2004, and considering the company's situation, it was considered reasonable to establish a provision to cover the risk of impairment of value of the investment, following the guidelines set by the applicable regulations for the rest of the credit exposure, pursuant to
               Note 5.I)e to the consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their face value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               A valuation allowance has been established for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

               b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

               The residual value of the assets, taken as a whole, does not exceed their combined market value.

               b.11. - OTHER MISCELLANEOUS ASSETS
               These assets are valued at their restated acquisition cost (see
               Note 1 above), less the corresponding accumulated depreciation.

               For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in item b.10 above.

               b.12. - INTANGIBLE ASSETS
               Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

               Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses."

               Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements)

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Effective December 2005, through Communique "A" 4439, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of the financial institutions' computable regulatory capital ("RPC").

               In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

               As of March 31, 2006, the accumulated deferred amount is $ 45,338.

               b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS
               These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

               b.14. - INCOME TAX
               As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

               b.15. - TAX ON MINIMUM PRESUMED INCOME
               Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

               The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.
               Below is a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

                                  Date of          Probable
                  Tax credit    generation     offsetting date
                  ----------    ----------     ---------------
                    11,702         2001              2010
                    45,158         2002              2010
                    43,004         2003              2010
                    42,037         2004              2010
                    26,496         2005              2010
                    11,355         2006              2010

               In addition to the statement made in preceding paragraphs, as of March 31, 2006, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 1,748 for the Tax on Minimum Presumed Income, while as of December 31, 2005, this amount was $ 1,615.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               b.16. - SEVERANCE PAYMENTS
               Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.

               The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments."

          c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

               On August 10, 2005, CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above mentioned resolution is effective for fiscal years commenced as from January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's CD 93/2005.

               At the date these financial statements were prepared, the Argentine Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.

               The main differences between the Argentine Central Bank's regulations and Argentine GAAP are detailed below:

               c. 1. - VALUATION CRITERIA

               c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
               Banco de Galicia y Buenos Aires S.A. determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

               Under Argentine GAAP, income taxes must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $ 157,006 in assets as of March 31, 2006.

               c.1.b. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS

               c.1.b.1. - NATIONAL SECURED LOANS AND PROVINCIAL SECURED BONDS
               On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of March 31, 2006 and December 31, 2005, are recorded under "Loans - Non-Financial Public Sector." Furthermore, Banco de Galicia y Buenos Aires S.A. and the Fondo Fiduciario para el Desarrollo Provincial (FFDP) exchanged loans to provincial governments for Provincial Secured Bonds ("BOGAR") which, as of March 31, 2006 and December 31, 2005, are recorded under "Government Securities without quotation." As of such dates, Banco de Galicia y Buenos Aires S.A. valued both assets at the lower of present or technical value, as established by Argentine Central Bank regulations, except for those used as collateral of the advances from the Argentine Central Bank for the subscription of the Hedge Bond.

               Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               - National secured loans: based upon the respective market quotations of the securities exchanged as of November 6 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.

               Had the Secured Loans originally been valued at the closing price of the securities exchanged as of November 6, 2001, the shareholders' equity would have decreased, at that date, by $ 446,688.

               However, at the issue date of the financial statements, the book value is similar to the estimated realizable value.

               - Provincial secured bonds: at market value. No significant volumes of these securities have been traded on the market relative to the total number of issued securities.

               The aforementioned assets are allocated as collateral of financial assistance from the Argentine Central Bank, and their cash payments are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Company's financial condition.

               c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS
               Pursuant to Note16.1 of the consolidated financial statements, as of March 31, 2006, Banco de Galicia y Buenos Aires S.A. records an asset for $ 349,739 under "Intangible Assets - Organization and Development Expenses," for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations, as established by the Argentine Central Bank, to be amortized over 60 months.

               Under Argentine GAAP, such asset may be recorded as a credit but its valuation should be based upon the best estimate of the recoverable amounts.

               c.1.b.3. - COMPENSATION, PER SECTIONS 28 AND 29 OF
               DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH
               As of March 31, 2006 and December 31, 2005, Banco de Galicia y Buenos Aires S.A records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a. above.

               At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 93% of its technical value.

               c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR
               Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.

               Pursuant to Argentine GAAP, those restructured loans and liabilities the original conditions modifications of which involve the substitution of instruments, must be recorded on the basis of the best possible estimate of the receivable or payable amounts discounted at a market rate that reflects market valuations of the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               c.1.b.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES Pursuant to the Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

               c.1.c. - CONVERSION OF FINANCIAL STATEMENTS
               The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A's financial statements, made in accordance with Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

               a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

               b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at period-end currency, when corresponding, due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

               The application of this criterion instead of that mentioned in item b. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

               c.2. - STATEMENT OF CASH FLOWS
               The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

          The basic information regarding the controlled companies is presented in Note 9 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

          Net Investment S.A's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of B2Agro S.A. As of March 31, 2006, Net Investment S.A. held the following percentages:

                  Issuing Company           Capital %    Votes %
          -------------------------------  -----------  ---------
          B2Agro S.A.                            99.99      99.99

          Sudamericana Holding S.A's results have been adapted to cover a three-month period ended December 31, 2005, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cia. de Seguros S.A.. As of December 31, 2005, Sudamericana Holding S.A. held the following percentages:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

                        Issuing Company                  Capital %     Votes %
          -------------------------------------------   -----------   ---------
          Galicia Retiro Cia. de Seguros S.A.                 99.99       99.99
          Galicia Vida Cia. de Seguros S.A.                   99.99       99.99
          Sudamericana Asesores de Seguros S.A.               99.97       99.97
          Galicia Patrimoniales Cia. de Seguros S.A.          99.99       99.99

          Banco de Galicia y Buenos Aires S.A's consolidated financial statements include the assets, liabilities and results of the controlled companies detailed below:

                                                 As of March 31, 2006
          -------------------------------------------------------------------------------------------------
                                                                Shares                 Percentage held in
                                                     ----------------------------    ----------------------
                                                                                       Total      Possible
                       Issuing Company                   Class          Number        Capital       Votes
          ----------------------------------------   -------------   ------------    ---------   ----------
          Banco Galicia Uruguay S.A.                   Ordinary
                                                        shares          2,591,600(*)    100.00       100.00
          Tarjetas Regionales S.A.                     Ordinary
                                                      book-entry      103,834,148       100.00       100.00
          Galicia Factoring y Leasing S.A.             Ordinary
                                                      book-entry        1,889,700        99.98        99.98
          Galicia Valores S.A. Sociedad de Bolsa       Ordinary
                                                      book-entry          999,996        99.99        99.99

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                               As of December 31, 2005
          -------------------------------------------------------------------------------------------------
                                                             Shares                   Percentage held in
                                                     ----------------------------    ----------------------
                                                                                       Total      Possible
                       Issuing Company                   Class          Number        Capital       Votes
          ----------------------------------------   -------------   ------------    ---------   ----------
          Banco Galicia Uruguay S.A.                   Ordinary
                                                        shares          2,591,600(*)    100.00       100.00
          Tarjetas Regionales S.A.                     Ordinary
                                                      book-entry      103,834,148       100.00       100.00
          Galicia Factoring y Leasing S.A.             Ordinary
                                                      book-entry        1,889,700        99.98        99.98
          Galicia Valores S.A. Sociedad de Bolsa       Ordinary
                                                      book-entry          999,996        99.99        99.99

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                                   As of March 31, 2006
          ---------------------------------------------------------------------------------------------------
                                                                                 Shareholders'      Net
                       Issuing Company                Assets      Liabilities       equity      income/(loss)
          ---------------------------------------   ----------   -------------   ------------   -------------
          Banco Galicia Uruguay S.A.                   645,383         588,556         56,827           9,125
          Tarjetas Regionales S.A.                   1,308,091       1,126,984        181,107          16,295
          Galicia Factoring y Leasing S.A.               3,877             252          3,625             145
          Galicia Valores S.A. Sociedad de Bolsa        24,531          10,308         14,223              88

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

                                        Balance Sheet as of December 31, 2005
                                      and income Statement as of March 31, 2005
          ---------------------------------------------------------------------------------------------------
                                                                                 Shareholders'       Net
                       Issuing Company                Assets      Liabilities       equity      income/(loss)
          ---------------------------------------   ----------   -------------   ------------   -------------
          Banco Galicia Uruguay S.A.                   674,895         627,957         46,938          47,542
          Tarjetas Regionales S.A.                   1,258,609       1,093,797        164,812          18,507
          Galicia Factoring y Leasing S.A.               3,531              51          3,480             (51)
          Galicia Valores S.A. Sociedad de Bolsa        29,702          15,567         14,135           1,533

          The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

          The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

          The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

          Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

          Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

          The March 31, 2006 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

          The percentages directly held in those companies' capital stock are as follows:

          - Directly:

                  Company          03.31.06     12.31.05
          ----------------------  ----------   ----------
          Tarjetas Cuyanas S.A.       60.000%      60.000%
          Tarjetas del Mar S.A.       99.999%      99.999%
          Tarjeta Naranja S.A.        80.000%      80.000%

          In addition, Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results."

          The minority interest percentages as of March 31, 2006 and December 31, 2005 are the following:

                              Company                      03.31.06    12.31.05
          ----------------------------------------------  ---------   ---------
          Banco de Galicia y Buenos Aires S.A.              6.39581%    6.39581%
          Net Investment S.A.                               0.79948%    0.79948%
          Sudamericana Holding S.A.                         0.79942%    0.79942%
          Galicia Warrants S.A.                             0.79948%    0.79948%
          B2Agro S.A.                                       0.80774%    0.80774%
          Net Investment B.V.                               0.79948%    0.79948%
          Galicia Retiro Cia. de Seguros S.A. (*)           0.79955%    0.79955%
          Galicia Vida Cia. de Seguros S.A. (*)             0.80929%    0.80929%
          Sudamericana Asesores de Seguros S.A. (*)         0.83249%    0.83249%
          Galicia Patrimoniales Cia. de Seguros S.A. (*) 0.80769% 0.80769% (*) Minority interest determined based on the financial statements as of December 31, 2005 and September 30, 2005.

          The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                              Company                      03.31.06    12.31.05
          ----------------------------------------------  ---------   ---------
          Galicia Valores S.A. Sociedad de Bolsa               0.01%       0.01%
          Galicia Factoring y Leasing S.A.                     0.02%       0.02%
          Galicia Administradora de Fondos S.A. Sociedad
           Gerente de Fondos Comunes de Inversion             0.015%      0.015%
          Tarjetas Cuyanas S.A.                               40.00%      40.00%
          Tarjeta Naranja S.A.                                20.00%      20.00%
          Tarjetas del Mar S.A.                               0.001%      0.001%
          Cobranzas Regionales S.A.                           22.46%      22.46%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

          The minimum cash requirement at the end the period/fiscal year was as follows (as measured in average daily balances):

                                                           03.31.06    12.31.05
                                                          ----------  ----------
          Minimum cash requirement in Pesos                  767,495     758,124
          Minimum cash requirement in foreign currency       481,821     418,710

          I) As of March 31, 2006, the Bank's ability to dispose of the following assets corresponding to Banco de Galicia y Buenos Aires S.A. was restricted as mentioned below.

               a. FUNDS AND GOVERNMENT SECURITIES
               The Bank has deposited $ 40,688 as a guarantee to third parties, $ 78,092 for security margins of repo transactions and $ 47,856 as collateral for transactions carried out in the Rosario Futures Exchange.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               b. SPECIAL ESCROW ACCOUNTS
               Special escrow accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of March 31, 2006, amounted to $ 103,840.

               c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
               1. These have been set up in line with Argentine Central Bank regulations:
               -    Unavailable deposits for exchange transactions, $ 533.

               - For securities held in custody to act as register agent and book-entry Mortgage securities held in custody, $ 1,017.

               2. Securitization of obtained loans for $ 350,251.

               d. GUARANTEES GRANTED TO THE ARGENTINE CENTRAL BANK
               As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 3,136,758 as collateral of assistance from the Argentine Central Bank.

               e. EQUITY INVESTMENTS
               The item "Equity Investments" includes shares the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.
               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares. - Aguas Cordobesas
                    S.A.: 900,000 ordinary class E shares.

               As a shareholder of the concessionaires, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. had guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.

               In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that as of March 31, 2006, only those related to Aguas Cordobesas S.A. are outstanding.

               Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

               Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the grantor may force the Bank to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank

               Aguas Provinciales de Santa Fe S.A.: After the fiscal year end, the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. held on January 13, 2006, approved the early dissolution and liquidation of said company.

               Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

               As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits.

               Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire's fault.

               On March 9, 2006, the Bank cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

               At the date of these financial statements, the company has requested the opening of a reorganization process before the commercial courts.

               Taking into account the known facts, the Bank has established the provisions required by current regulations to cover the risks assumed

               f. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
               As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. has recorded $ 15,796 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by IFC.

          As of December 31, 2005, the total amount of restricted assets for the aforementioned items was $ 5,709,679.

          II) As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets of consolidated controlled companies was restricted as follows:

               a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
               As of March 31, 2006 and December 31, 2005, this company holds three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,500.

               b. TARJETAS CUYANAS S.A.
               As of March 31, 2006, the company's ability to dispose of time deposits for $ 647 and $ 109 was restricted because this amount was earmarked to secure two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. As of December 31, 2005, its restricted assets totaled $ 639 and $ 107.

               c. TARJETA NARANJA S.A.
               Attachments amounting to $ 464 have been levied on current account deposits that this company holds with Banco de Galicia y Buenos Aires S.A.

               d. BANCO GALICIA URUGUAY S.A.:
               Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

          III) As of March 31, 2006, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

          On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

          The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

          As of March 31, 2006 and December 31, 2005, holdings of Government and corporate securities were as follows:

                                                                        03.31.06      12.31.05
                                                                      -----------   -----------
          Government Securities
          With quotation
          Recorded at market value
          For trading purposes:
            Government bonds                                               36,523        20,873
            Other                                                             362           356
            Less: Valuation allowance                                        (358)         (353)
                                                                      -----------   -----------
          Total trading securities                                         36,527        20,876
                                                                      -----------   -----------
          Recorded at value after amortization
          In investment accounts
            Government bonds (Boden 2012)                                 595,929       650,924
                                                                      -----------   -----------
          Total securities in investment accounts                         595,929       650,924
                                                                      -----------   -----------
          Securities issued by the Argentine Central Bank
            Securities with quotation                                      61,794       699,041
            Securities without quotation                                        -         5,426
                                                                      -----------   -----------
          Total securities issued by the Argentine Central Bank            61,794       704,467
                                                                      -----------   -----------
          Without quotation
            Fiscal tax credit certificates (*)                                  -        34,458
            Government bonds                                            3,472,148     4,556,613
                                                                      -----------   -----------
          Total securities without quotation                            3,472,148     4,591,071
                                                                      -----------   -----------
          Total government securities                                   4,166,398     5,967,338
                                                                      -----------   -----------
          Corporate Securities
            Shares                                                            407           376
            Negotiable obligations (with quotation)                         1,378         4,042
                                                                      -----------   -----------
          Total corporate securities                                        1,785         4,418
                                                                      -----------   -----------
          Total government and corporate securities                     4,168,183     5,971,756
                                                                      ===========   ===========

          (*) Government securities secured by future tax payments.

NOTE 7:   LOANS

          The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

          a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

          b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

          c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:   (Continued)

          -    Overdrafts: short-term obligations issued in favor of customers.
          -    Promissory notes: endorsed promissory notes, factoring.
          - Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
          - Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
          -    Credit card loans: loans granted to credit card holders.
          -    Personal loans: loans to natural persons.
          - Other: this item primarily involves short-term placements in banks abroad.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

          As of March 31, 2006 and December 31, 2005, the classification of the loan portfolio was as follows:

                                                                03.31.06      12.31.05
                                                              -----------   -----------
          Non-financial public sector                           4,406,147     5,235,869
          Financial sector                                        108,775       128,203
          Non-financial private sector and residents abroad     6,174,057     5,619,015
            With preferred guarantees                             889,785       838,540
            With other collateral                               1,080,730     1,024,542
            Without collateral                                  4,203,542     3,755,933
                                                              -----------   -----------
          Subtotal                                             10,688,979    10,983,087
          Allowance for uncollectibility risks                   (403,826)     (427,911)
                                                              -----------   -----------
          Total                                                10,285,153    10,555,176
                                                              ===========   ===========

          Said loans were granted in the normal course of transactions with normal terms, interest rates and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

          As of March 31, 2006 and December 31, 2005, the breakdown of "Equity Investments" was a follows:

                                                                                03.31.06    12.31.05
                                                                               ---------   ---------
          In financial institutions, complementary and authorized activities
            Banco Latinoamericano de Exportaciones S.A.                            1,598       1,572
            Banelco S.A.                                                           8,359       7,219
            Mercado de Valores de Buenos Aires S.A.                                8,190       8,190
            Visa Argentina S.A.                                                      951         951
            Other                                                                  2,337       2,288
                                                                               ---------   ---------
          Total equity investments in financial institutions,
           complementary and authorized activities                                21,435      20,220
                                                                               ---------   ---------
          In non-financial institutions
            AEC S.A.                                                               6,139       6,139
            Aguas Argentinas S.A.                                                 23,370      23,370
            Aguas Cordobesas S.A.                                                  8,911       8,911
            Aguas Provinciales de Santa Fe S.A.                                   10,771      10,771
            Electrigal S.A.                                                        5,455       5,455
            Inversora Diamante S.A.                                               12,944      12,944
            Inversora Nihuiles S.A.                                               15,750      15,750
            Tradecom International N.V.                                            6,791       6,683
            Other                                                                  6,183       6,181
                                                                               ---------   ---------
          Total equity investments in non-financial institutions                  96,314      96,204
                                                                               ---------   ---------
          Allowances and Provisions                                              (43,548)    (31,304)
                                                                               ---------   ---------

          Total equity investments                                                 74,201     85,120
                                                                                  =======    =======


                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

          The following table shows the goodwill breakdown per activity as of March 31, 2006 and December 31, 2005, respectively:

                                                     03.31.06    12.31.05
                                                    ----------  ----------
          Investment                                       414         684
          In banks                                      52,327      54,706
          Companies issuing regional credit cards       27,205      29,613
                                                    ----------  ----------
          Total                                         79,946      85,003
                                                    ==========  ==========

NOTE 10:  TRUST ACTIVITIES

          a) Trust contracts for purposes of guaranteeing compliance with obligations:

          Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:

                                            Trust fund balance
                                         ------------------------
          Date of                              In thousands of
          Contract       Trustor        $           US$           Due date
          --------  ----------------  -----  -----------------  ------------
          01.06.98  Eduardo Sumic y
                    Ercides Ciani        12                 31      07.07.07(1)
          02.15.05  Blaisten             32                  -      02.15.08(2)
          (1) This amount shall be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.
          (2) These amounts shall be released monthly until the earlier of the settlement date of trustor obligations or the due date.

          b) Financial trust contract:

          Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the Debt Securities and the Participation Certificates:

                                             Trust fund balance
                                         --------------------------
          Date of                                  In thousands
          Contract       Trust Fund         $         of US$      Due date
          ---------  ------------------- -------  -------------   --------
          01.28.04   Tarjeta Naranja III  77,395              -   08.01.10(3)
          03.10.05   Grobo I               8,960              -   08.01.06(4)
          06.17.05   Radio Sapienza I        776              -   03.12.07(4)
          07.13.05   Rumbo Norte I         3,392            155   07.13.11
          10.12.05   Hydro I              25,849              -   09.05.17(3)
          11.14.05   Radio Sapienza II     3,494              -   10.12.08(4)
          12.13.05   Tarjetas del Mar I    3,986              -   12.10.06(4)
          01.24.06   Saturno I            10,119              -   09.30.07(3)
          (3) These amounts shall be released monthly until the redemption of the debt securities.
          (4) Estimated date, because the due date shall occur at the time of the distribution of all of the trust assets.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  NEGOTIABLE OBLIGATIONS

          a) AS OF MARCH 31, 2006, BANCO DE GALICIA Y BUENOS AIRES S.A., HAD THE FOLLOWING NEGOTIABLE OBLIGATIONS OUTSTANDING UNDER THIS
               PROGRAM:

          a.1) Ordinary negotiable obligations:

                            Residual face value                         Issue authorized
           Date of issue   (in thousands of US$)       Term      Rate     by the CNV
          ---------------  ---------------------    ----------  ------  ----------------
              11.08.93          6,280(*)            10 years     9.00%     10.08.93

          (*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

          a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of March 31, 2006, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:

                            Residual face value                                     Issue authorized
           Date of issue   (in thousands of US$)         Term           Rate           by the CNV
          ---------------  ---------------------     ------------  ---------------  ----------------
              06.11.01            889(*)              1,653 days     Libor plus 2%       04.22.98
              07.19.02         48,423(**)             1,840 days         7.875%          04.22.98
              07.19.02         28,774(**)             1,840 days     Libor 6 months
                                                                         plus 4%         04.22.98

          (*) These amounts correspond to past due negotiable obligations, not tendered to the restructuring offer.
          (**) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A's debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

          a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the CNV may authorize pursuant to regulations.

          On April 23, 2004, through Resolution No. 14,773 the CNV authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program was used to refinance foreign debt, in accordance with Section 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          As of March 31, 2006, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

          Ordinary negotiable obligations:

                            Residual face value                                     Issue authorized
           Date of issue   (in thousands of US$)         Term           Rate           by the CNV
          ---------------  ---------------------     ------------  ---------------  ----------------
              05.18.04         464,802                  (1)            (*)           12.29.03 and
                                                                                        04.27.04
              05.18.04         352,839                  (2)        Libor plus 3.5%   12.29.03 and
                                                                                        04.27.04

          (1) The principal of the Negotiable Obligations Due 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal is due.
          (2) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal shall is due.
          (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which shall apply from January 1, 2008 up to but not including January 1, 2014.

          Subordinated negotiable obligations:

                            Residual face value                                     Issue authorized
           Date of issue   (in thousands of US$)         Term           Rate           by the CNV
          ---------------  ---------------------     ------------  ---------------  ----------------
              05.18.04                   240,864(*)        (1)           (2)          12.29.03 and
                                                                                        04.27.04

          (*) Includes US$ 5,455 thousand, US$ 5,592 thousand, US$ 5,731 thousand and US$ 5,875 thousand corresponding to capitalized payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005, July 1, 2005 and January 1, 2006, respectively. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2019 for a face value of US$ 98,753 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.
          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.
          (2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

          a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, or for any other longer term the CNV may authorize pursuant to regulations.

          On September 15, 2005, the Board of Directors resolved that the US dollar was the currency to determine the amount of the Program, at Argentine Central Bank reference exchange rate as of September 14, 2005 (U$S 1 = $ 2.9193) which resulted in a rounded off total Program amount of U$S 342,500. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations under the Program, which was approved by the CNV through Resolution 15228 dated November 4, 2005.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          As of March 31, 2006, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,558,489, net of expenses. This amount includes the negotiable obligations issued as a result of the debt restructuring.

          At the end of the previous fiscal year, the total balance of negotiable obligations, including principal and interest, net of discounts, was $ 3,533,115.

          b) COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A. - ISSUANCE OF NEGOTIABLE OBLIGATIONS

          In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

          a) Banco Galicia Uruguay S.A.

          As of March 31, 2006 and December 31, 2005

          a.1) Negotiable obligations

                            Residual face value
           Date of issue   (in thousands of US$)      Term       Rate
          ---------------  ---------------------  ------------  ------
              12.24.02                    47,319     9 years         2%
              08.31.03                     8,929     9 years         7%
              08.31.03                       798     5 years         2%

          b) Tarjetas Regionales S.A.

          In order to finance their operations, the companies controlled by Tarjetas Regionales S.A. issued the following negotiable obligations as of March 31, 2006 and December 31, 2005:

                    Conditions             Tarjeta Naranja S.A.     Tarjeta Naranja S.A.
          ------------------------------   --------------------   ------------------------
          Series No.                                II                      III
          Currency of issue                     Pesos ($)                Pesos ($)
          Placement date                         05.17.05                 05.17.05
          Due date                               03.13.06                 11.08.06
          Term                                   300 days                 540 days
          Rate                                    Fixed                  Variable
                                           11% Nominal annual            Var. CER
                                                                  (minimum 8% maximum 20%)
                                                                         plus 1.75%
          Face value as of 03.31.06                  -                     41,020
          Face value as of 12.31.05             41,433                     41,020
          Residual value as of 03.31.06              -                     41,020
          Residual value as of 12.31.05         41,433                     41,020

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

                    Conditions             Tarjeta Naranja S.A.      Tarjeta Naranja S.A.
          ------------------------------   --------------------    ------------------------
          Series No.                                IV                     Class I
          Currency of issue                  US Dollars (US$)             Pesos ($)
          Placement date                         09.20.05                  12.14.05
          Due date                               09.15.06                  12.14.07
          Term                                   360 days                  720 days
          Rate                                     Fixed                   Maximum 20%
                                            6.5% Nominal annual            Minimum 8%
          Face value as of 03.31.06              27,480(*)                   40,781
          Face value as of 12.31.05              25,947(*)                   40,781
          Residual value as of 03.31.06          27,480                      40,781
          Residual value as of 12.31.05          27,034                      40,781

          (*) Tarjeta Naranja S.A. issued and placed its Series IV negotiable obligations for a total amount of US$ 8,916 thousand.

                   Conditions              Tarjetas Cuyanas S.A.
          ------------------------------   ---------------------
          Series No.                                 XVI
          Currency of issue                       Pesos ($)
          Placement date                          12.16.05
          Due date                                12.11.06
          Term                                    360 days
          Rate                                   Maximum 20%
                                                  Minimum 8%
          Face value as of 03.31.06                21,532
          Face value as of 12.31.05                21,532
          Residual value as of 03.31.06            21,686
          Residual value as of 12.31.05            21,532

          On March 13, 2006, Tarjeta Naranja S.A., cancelled Negotiable obligations Series II.

NOTE 12:  MINIMUM CAPITALS

          Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

          In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to Pesos 12.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

          As called for by Argentine Central Bank regulations, as of March 31, 2006 and December 31, 2005, the Minimum capital requirements were as follows:

                                                            Payment of capital as a %
            Date    Capital required   Computable capital   of the capital requirement
          --------  ----------------   ------------------   --------------------------
          03.31.06         1,124,897            1,932,749                       171,82
          12.31.05           881,546            1,885,211                       213,85

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

          Communique "A" 3911 and supplementary regulations state that, as from January 2006, the total exposure of financial institutions to the non-financial public sector may not exceed 40% of the total assets.

          According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan, which has been accepted by the Argentine Central Bank on February 28, 2006.

          As of March 31, 2006, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines committed to in said plan.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

          This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. ("SEDESA").The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

          Effective January 1, 2005, this contribution was set in 0.015%, pursuant to Argentine Central Bank regulations.

          As of March 31, 2006, the standard contribution to the Deposits Insurance System amounted to $ 306,320, $ 3,551 of which corresponded to the current period.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to the legal reserve.

          This proportion applies regardless of the ratio of legal reserve to capital stock.

          Through Resolution No. 81, dated February 08, 2002, the Argentine Central Bank prohibited Banco de Galicia y Buenos Aires S.A. from paying any cash dividends or making any distribution on or in respect of its capital stock, transferring profits abroad or paying fees or any bonuses or variable compensations tied to the Bank's profits or granting financial assistance to related parties for as long as financial assistance from the Argentine Central Bank is outstanding.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  (Continued)

          Also, the loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

          Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$ 1) paid as dividends."

          On the other hand, Argentine Central bank regulations provide that financial institutions receiving National Government bonds as compensation within the framework of Sections 28 and 29 of Decree No. 905/02, may record them at technical value; but while using this procedure, they may not distribute cash dividends, except for the amount of profits exceeding the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to the legal reserve and to the reserve established by the Bank's bylaws.

          The Ordinary and Extraordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A. held on April 28, 2005 resolved that the negative balance in the "Retained earnings" account be absorbed by partially using the Legal Reserve. Section 70 of the Corporations Law establishes that a reserve should be established until 20% of the corporate stock is reached, and that, "when for any reason this reserve were to be reduced, profits may not be distributed until it is fully restored.

          In accordance with Argentine Central Bank regulations, should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the Capital Stock plus the Capital Adjustment.

          In addition, Argentine Central Bank regulations established that, for the purposes of determining distributable balances, the minimum presumed income tax assets shall be deducted from retained earnings, except when establishing the Legal Reserve.

          The Board of Directors will propose to the Shareholders' Meeting to restore the Legal Reserve up to 20% of the adjusted capital and to set up a Discretionary Reserve for the remaining retained earnings as of December 31, 2005 (see Note 23 a to the consolidated financial statements).

          For Grupo Financiero Galicia S.A. see Note 11 to the Financial Statements.

NOTE 15:  CNV

          RESOLUTION NO. 368/01
          As of March 31, 2006, Banco de Galicia y Buenos Aires S.A's equity exceeds that required by Chapter XIX, items 4 and 5 of CNV Resolution No. 368/01 to act as an over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES," "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA MIX PLUS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA MONEY MARKET EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," Banco de Galicia y Buenos Aires S.A. holds a total of 559,570,069 units under custody for a market value of $ 351,104, which is included in the "Depositors of Securities held in Custody" account. As of December 31, 2005, the securities held in custody by the Bank totaled 479,905,814 units and their market value amounted to $ 296,698.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  PENDING ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

          16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
          The National State through Decree No.1.570/2001, Law No 25.561, Decree No. 214/02 and other concurrent regulations, established restrictions on money withdrawals from financial institutions and the conversion into pesos of all dollar deposits, at the exchange rate of $ 1.40 per US$ 1. In turn, this Decree also established that financial institutions were to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, and the adjustment by the CER plus a 2% annual interest rate. As a result of the measures that established the Pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations, particularly Decree No. 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of March 31, 2006, the court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 15,835 and US$ 632,478. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,101,379 and US$ 111,808 to reimburse deposits, in pesos and in foreign currency.

          The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, amounted to $ 670,908 and $ 668,946, as of March 31, 2006 and December 31, 2005,
          respectively, and has been recorded under "Intangible Assets". Residual values as of said dates total $ 349,739 and $ 347,777, respectively.

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the judicial branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the asymmetric Pesification and especially for the negative effect on its financial condition caused by court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02, Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to be observed by a high number of these courts, when ruling in similar cases.

          At the date of these financial statements, the final outcome of all the pending disputes cannot be foreseen. However, during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002.
          During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in US dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

          On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

          On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar.

          As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

          As a result, the US dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in US dollars until the reopening of the market.

          On that date, and in accordance with the regulations in force, the US dollar was sold at $ 1.40.

          For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

          This has infringed the guarantee of inviolability of private property and equal treatment before the law.

          Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

          Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank in order to seek satisfaction of its right. Such right has not been accounted for in these financial statements.

          16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
          Section 7 of Decree No. 214/02, provided for the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June, 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate the losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to compensate for the currency gap that resulted from the mandatory pesification of part of the assets and liabilities.

          After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to the Bank amounts to US$ 2,178,030 thousand of face value of BODEN 2012.

          As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had received the total amount of the Compensatory Bond. The position as of March 31, 2006, is recorded under "Government Securities - In Foreign Currency - Holdings in Investment Accounts", for $ 595,929, and under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Forward Purchases of Securities under Repo Transactions", for $ 399,240.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          The amount of the compensation pending receipt, which corresponds to the Hedge Bond, has been recorded under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Compensation to be Received from the National Government," for $ 4,261,073.

          The advance for the subscription of the Hedge Bond has been recorded under "Other Liabilities resulting from Financial Brokerage - In Pesos
          - Advances for the Acquisition of Boden 2012," for $ 1,780,453 which, including the adjustments from the application of the CER and accrued interest for $ 1,629,433, totals $ 3,409,886. The conditions for financing the subscription of the Hedge Bond have been specified in
          Section 29, subsection g) of Decree No. 905/02, which set forth, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.

          On January 27, 2006, the formal request of the advance for the partial subscription of the Hedge Bond was made to the Argentine Central Bank for an original value of $ 1,616,938 (equivalent to US$ 1,154,955 of face value of Boden 2012), which adjusted as of March 31, 2006, by the application of the CER and accrued interest, amounts to $ 3,096,724

          16.4 - SITUATION OF BANCO GALICIA URUGUAY S.A. AND GALICIA (CAYMAN) LIMITED
          The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Galicia (Cayman) Limited.

          In December 2002, Banco Galicia Uruguay S.A restructured its deposits with a high degree of participation by its depositors and subsequently implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

          Within this process and during the previous fiscal year, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which were applied to the settlement of the expressions of interest to participate in the exchange received.

          Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA. has forgiven the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

          This debt forgiveness, along with the exchange of deposits, have meant an important improvement to Banco Galicia Uruguay S.A's financial conditions derived from the reduction of its liabilities.

          As of March 31, 2006, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 415,942, with the first three installments due September 2003, 2004 and 2005 and the Negotiable Obligations due December 2005 having been paid. Also, as of said date, Galicia Uruguay's shareholders' equity amounted to $ 56,827, and it is estimated that the cash proceeds of this Company's assets (mainly credits) shall exceed, in all the payment periods of the arrangement with creditors, the obligations resulting from such agreement.

          In June 2004, after the total suspension of all of Banco Galicia Uruguay's S.A's activities as from February 06, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          Banco de Galicia y Buenos Aires S.A. has undertaken with Galicia Uruguay to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, contribute to the latter the amounts that may be required to allow Galicia Uruguay to repay all of its deposits, subject to prior restoration of the Bank's economic and financial condition and the repayment in full of the financial assistance from the Argentine Central Bank, as provided for by clause No. 52 of Argentine Central Bank's Resolution No. 281.

          As regards Galicia Cayman, even though it was in provisional liquidation, on February 2, 2006, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia Cayman, the Grand Court of the Cayman Islands declared the plan terminated, thus returning the company to its legal authorities as from February 23, 2006.

          In order to help face the payment proposal of Galicia (Cayman) Limited, Grupo Financiero Galicia S.A., during July 2003, granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. On December 15, 2005, Grupo Financiero Galicia S.A. signed an agreement with Galicia (Cayman) Limited, to exchange the abovementioned loan plus the interests accrued up to that date, for transferable time-deposit certificates issued by Banco Galicia Uruguay S.A.

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

          The 2% contribution on interests and fees received by Banks established by Section 17, paragraph f), of Law No. 19,322, was reduced to 1% as from July 1, 1996, and finally eliminated by Decrees No. 263/96 and 915/96 on July 1, 1997. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees' Social Services Institute (ISSB) and the creation of a new institution called Bank Employees' Health Care System (OSBA), which was not the successor of the ISSB.

          IIn April 1998, OSBA filed a final claim against the Bank, claiming to be the successor of the ISSB; in response to this, the Bank brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that OSBA was not the successor of the ISSB. Also, it requested a preliminary injunction, which was granted, which prevents OSBA from bringing legal action or making verifications on the grounds of
          Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction has become final. The lower and upper courts rendered a judgment stating that OSBA was not the successor of ISSB and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

          Furthermore, OSBA has brought a declaratory judgment action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but involving OSBA's abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or that may be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which represents a limitation of the potential risk an unfavorable resolution would entail.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  SETTING UP OF FINANCIAL TRUSTS:

          a) Financial trust in which the Bank acts as Trustee:

               Conditions            Galtrust I             Galtrust II               Galtrust V
          -------------------   --------------------   ----------------------   -----------------------
          Creation date               10.13.00                12.17.01                 12.17.01
          Due date                    10.10.15                12.10.10                 01.10.16
          Trustee                First Trust of New      First Trust of New       First Trust of New
                                     York N.A.                York N.A.                York N.A.
          Rate (*)              C.E.R. + 10% T.N.A.     C.E.R. +9.75% T.N.A.     C.E.R. +9.75% T.N.A.
          Trust assets          Loans to provincial        Mortgage loans           Mortgage loans
                                    governments
          Total portfolio
           transferred          U$S 490,224 thousand     U$S 61,191 thousand      U$S 57,573 thousand
          Subscribed debt          Participation            Participation        Debt securities for a
           securities            certificates for a      certificates for a     face value of $ 11,000
                                  face value of $      face value of $ 16,191    Debt securities for a
                                      200,000                                   face value of $ 31,000,
                                                                                     held by Banco
                                                                                  Galicia Uruguay S.A.
                                                                                     Participation
                                                                                   certificates for a
                                                                                face value of $ 15,573
          Balance as of
           03.31.06                        $ 548,569                  $ 7,548                  $ 16,586
          Balance as of
           12.31.05                        $ 536,509                  $ 7,531                  $ 17,047

          (*) Applicable to debt securities and Participation certificates only.

                                                                                  Galicia Commercial
               Conditions             Galicia          Galicia Personal loans          Mortgages
          -------------------   --------------------   ----------------------   -----------------------
          Creation date               04.16.02                 12.20.04                02.22.05
          Due date                    05.06.32                 11.10.08                07.12.13
          Trustee                 Bapro Mandatos y       Deustche Bank S.A.        Deustche Bank S.A.
                                   Negocios S.A.
          Rate (*)                   C.E.R. + 4%           Class "A" debt         C.E.R. +0.05% T.N.A.
                                                        securities, 8% T.N.A.
                                                           Class "B" debt
                                                       securities, 12% T.N.A.
          Trust assets              Secured loans          Personal loans         Commercial mortgage
                                                                                         loans
          Total portfolio
           transferred               $ 108.000                $ 41.529                 $ 29.059
          Subscribed debt          Participation           Class "B" debt           Participation
           securities            certificates for a     securities for a face   certificate for a face
                                   face value of          value of $ 2,927         value of $ 4,940
                                      $ 27,000             Participation
                                                         certificate for a
                                                       face value of $ 3,115
          Balance as of
           03.31.06                         $ 53,151                  $ 8,620                   $ 6,280
          Balance as of
           12.31.05                         $ 50,758                  $ 9,793                   $ 5,946

          (*) Applicable to debt securities and Participation certificates only.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

                                 Real Estate Loans       Real Estate Loans
               Conditions            Galicia I               Galicia II          Galicia Personales II
          -------------------   --------------------   ----------------------   -----------------------
          Creation date               08.17.05                10.12.05                 01.25.06
          Due date                    03.15.15                12.15.25           09/15/2007 (Estimated
                                                                                  date of Class B Debt
                                                                                     Certificates)
                                                                                 11/15/2009 (Estimated
                                                                                  date of Participation
                                                                                     Certificates)
          Trustee                Deustche Bank S.A.      Deustche Bank S.A.       Deustche Bank S.A.
          Rate                    Minimum 8% T.N.A.       Minimum 8% T.N.A.        The highest rate
                                   and maximum 18%         and maximum 18%        between: Badlar for
                                     T.N.A. (*)               T.N.A. (*)        time  deposits of 30 to
                                                                                35  days  and  of  more
                                                                                than one million  pesos
                                                                                 of private banks, and
                                                                                     CER variation
                                                                                 percentage expressed
                                                                                   as T.N.A. up to a
                                                                                    maximum of 21%.
          Trust assets             Mortgage loans          Mortgage loans           Consumer loans
          Total portfolio
           transferred                      $ 91,000                $ 150,000                 $ 97,367
          Subscribed debt          Participation           Participation            Class "B" debt
           securities            certificate for a       certificate for a       securities for a face
                                   face value of           face value of           value of $ 7,532
                                     $ 18,200                $ 40,999               Participation
                                                                                  certificates for a
                                                                                 face value of $ 9,737
          Balance as of
           03.31.06                         $ 17,629                 $ 40,220                  $ 16,894
          Balance as of
           12.31.05                         $ 17,632                 $ 39,860                         -

          (*) Applicable to debt securities and Participation certificates only.

          b) Financial trusts received as loan repayment:

               Conditions        Tarjeta Naranja IV               Hydro I
          -------------------   --------------------     ------------------------
          Creation date               01.28.04                  10.12.05
          Due date              Maximum of 78 months            09.05.17
          Trustor               Tarjeta Naranja S.A.     Consorcio de Empresas
                                                            Mendocinas para
                                                            Potrerillos S.A.
          Trustee                 Administraciones         Banco de Galicia y
                                  Fiduciarias S.A.          Buenos Aires S.A.
          Trust assets           Tarjera Naranja III     Loans for power supply,
                                 Financia Trust debt       loans for subsidies,
                                      Security           royalties and interests
          Rate                  T.E.C. + 2% annual (**)  7% T.N.A. until 09.05.06
                                                         and thereafter, variable
                                                          T.N.A. equal to T.E.C.
                                                                 + 5% (**)
          Subscribed debt            Class "A"                Class "B" debt
           securities              participation           securities for a face
                                 certificates for a          value of $ 25,523
                                   face value of
                                     $ 100,000
                                     Class "B"
                                   participation
                                 certificates for a
                                   face value of
                                     $ 67,000
          Balance as of
           03.31.06                         $ 77,339                     $ 25,650
          Balance as of
           12.31.05                         $ 91,104                     $ 25,655

          (**) T.E.C. stands for "Tasa Encuesta Corregida" (adjusted survey rate).

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          c) Financial trusts acquired as investments:

               Conditions              Italcred I            Bouchard Plaza building
          -------------------   ------------------------   --------------------------
          Creation date                 08.26.05                    12.20.05
          Due date                      08.26.06                    06.29.08
          Trustor                    Italcred S.A.          Ludwing Investments S.A.
          Trustee               Nacion Fideicomisos S.A.    Nacion Fideicomisos S.A.
          Trust assets                 Cash flow               Loans transferred
          Rate (*)                     9% annual           Private bank T.E.C. +6.25%
                                                                   T.N.A (**)
          Subscribed debt        Senior debt securities    Additional debt securities
           securities             for a face value of               $ 10,500
                                       $ 668,000
          Balance as of
           03.31.06                                $ 285                     $ 10,895
          Balance as of
           12.31.05                                $ 450                     $ 10,546

          (*) Applicable to debt securities and Participation certificates only. (**) T.E.C. stands for adjusted survey rate.

          d) A trust called "BG Financial Trust" was created in December 2005. The Bank transferred to the trustee ("Equity Trust Company (Argentina) S.A.") $ 264,426of loans classified in category "3" or in a lower category, for an amount, net of allowances, of $ 91,290. The Bank received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties.

          The Bank has been appointed Trustee and Collections Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive an compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.


                  Conditions                       Coto I
          --------------------------   -----------------------------
          Placement date                          03.17.06
          Due date                      Average term up to 18 months
          Trustor                             Coto C.I.C.S.A.
          Trustee                          Banco de Valores S.A.
          Trust assets                  Credits from credit card use
          Rate (*)                             T.E.C. +3.25%
          Subscribed debt securities   Convertible senior securities
          Balance as of 03.31.06                               $ 241
          Balance as of 12.31.05                                   -
          (*) Applicable to debt securities and Participation certificates only.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          f) Trusts with Tarjeta Naranja S.A. as trustor:

                                                                                 Tarjeta Naranja      Tarjeta Naranja
               Trust Fund         Tarjeta Naranja II     Tarjeta Naranja III     Naranja Trust I          Trust II
          --------------------    -------------------    -------------------    -----------------    ------------------
          Creation date                10.22.04                03.18.05             11.17.05              02.16.06
          Due date                     04.22.06                01.25.06             02.20.08              12.20.06
          Interest rate           D.C.: "A" Var. CER        D.C.: "A" 7%          D.C.: "A" Var.       D.C.: "A" Var.
                                        plus 3%                                 C.E.R. + 1.18% or      C.E.R. with a
                                      minimum: 8%                               T.E. + 2% With a     maximum of 20% and
                                      maximum: 15%                                maximum of 18%     a minimum of 10.5%
                                                                                and a minimum of
                                                                                        9%
                                  D.C.: "B": Var. CER       D.C.: "B": 9%        D.C.: "B": Var.       D.C.: "B": The
                                        plus 5%                                  C.E.R. +2.4% or      highest among the
                                      minimum: 11%                               T.E. +3% With a      Argentine Central
                                      maximum: 20%                               maximum of 20%       Bank's rates for
                                                                                and a minimum of         P.F. of 30
                                                                                       11%           days+2.7% and Var.
                                                                                                       C.E.R. with a
                                                                                                       maximum of 21%
          Placement                            50,009                 64,001               94,500                80,000
          "A"  Debt Securities                 40,000                 54,401               80,000                68,000
          "B"  Debt Securities                  5,000                  6,400                7,000                 6,000
          Participation
           Certificates                         5,009                  3,200                7,500                 6,000

          As of March 31, 2006, Tarjeta Naranja S.A's holdings totaled $ 7,124 in "B" Debt Certificates and $ 20,860 in Participation Certificates; as of December 31, 2005 its holdings totaled $ 5,178 and $ 18,493, respectively.

          g) Trusts with Tarjeta Cuyanas S.A. as trustor:

               Trust Fund            Tarjeta Nevada II         Tarjeta Nevada III      Tarjeta Nevada Trust I
          --------------------    ----------------------    ------------------------   ----------------------
          Creation date                  12.01.04                  05.24.05                   11.23.05
          Due date                       11.22.06                  07.25.07                   11.30.07
          Interest rate           D.C.: "A" CER plus 3%        CER plus margin             "A" DS 10.95%
                                  (min. 8% and max. 15%      (min. 10% and max. 20%)
                                         T.N.A.)
                                  D.C.: "B": CER plus 5%                                   "B" DS 13.50%
                                  (min. 10% and max. 20%
                                         T.N.A.)
          Placement                               16,000                      25,000                   26,784
          "A"  Debt Securities                    12,000                      19,000                   21,427
          "B"  Debt Securities                     2,400                           -                    2,678
          Participation
           Certificates                            1,600                       6,000                    2,679

          As of March 31, 2006, Tarjetas Cuyanas S.A.'s holdings totaled $ 2,006 in "B" Debt Certificates and $ 9,216 in Participation Certificates; as of December 31, 2005 its holdings totaled $ 2,084 and $ 9,182, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          h) Trusts with Tarjeta del Mar S.A. as trustor:

                  Trust Fund            Tarjeta del Mar- Series I
          --------------------------    -------------------------
          Creation date                          12.13.05
          Due date                               12.10.06
                                             "A" DS 13.00%
                                             "B" DS 14.00%
          Interest rate                      "C" DS 15.00%
                                             "D" DS 15.95%
          Placement total                                   3,800
          "A"  Debt Securities                                750
          "B"  Debt Securities                                750
          "C"  Debt Securities                                750
          "D"  Debt Securities                                750
          Participation Certificates                          800

          As of March 31, 2006 and December 31, 2005 Tarjetas del Mar S.A.'s holdings totaled $ 24 in "D" Debt Certificates and $ 800 in Participation Certificates.

NOTE 19:  GALICIA 2004 AND GALICIA 2005 TRUSTS

          In November 1999, a "Framework Trust Agreement" was entered into by the Bank, as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          As of March 31, 2006, the Galicia 2005 Trust has 157,669.40 ADS of Grupo Financiero Galicia S.A., which are to be granted to the beneficiaries and expire on May 31, 2006.

NOTE 20:  NET EXPOSURE TO THE PUBLIC SECTOR

          As of March 31, 2006 and December 31, 2005 the net exposure to the public sector, including the Argentine Central Bank and excluding the deposits made at said Entity, in compliance with minimum cash requirements, is the following:

                                                                       03.31.06      12.31.05
                                                                      ----------    ----------
          Government Securities - Global position                      4,590,130     6,032,788
          Net loans                                                    4,287,529     5,293,422
          Other receivables resulting from financial brokerage         5,160,886     5,031,768
          Total Assets                                                14,038,545    16,357,978
          Liabilities with the Argentine Central Bank                  6,741,839     8,611,909
          Net exposure to the Public Sector (*)                        7,296,706     7,746,069

          (*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1.

          It is worth mentioning that during the January-March 2006 period, the financial assistance from the Argentine Central Bank was reduced by $ 2,119,759 as a result of payments made in advance for $ 2,023,111 and installments paid in accordance with the amortization schedule for $ 96,648. These payments were made mainly using the proceeds from the sale of public-sector assets.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 21:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period is shown below:

                                                                            03.31.06        12.31.05
                                                                          ------------    ------------

          ASSETS                                                          ------------    ------------
          LOANS                                                             10,285,153      10,555,176
                                                                          ------------    ------------
          -To the non-financial public sector                                4,406,147       5,235,869
          -To the financial sector                                             108,775         128,203
          -To the Non-financial private sector and residents abroad          6,174,057       5,619,015
            -Overdrafts                                                        331,689         222,779
            -Promissory notes                                                2,037,128       1,836,887
            -Mortgage loans                                                    546,359         503,397
            -Pledge loans                                                      120,763         121,095
            -Consumer loans                                                    276,613         258,015
            -Credit card loans                                               1,892,567       1,732,114
            -Other                                                             838,174         812,587
            -Accrued interest, adjustments and quotation differences           152,274         146,839
              receivable
            -(Documented interest)                                             (21,430)        (14,684)
            -(Unallocated collections)                                             (80)            (14)
          -Allowances                                                         (403,826)       (427,911)
                                                                          ------------    ------------
          OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               6,647,517       6,162,381
                                                                          ------------    ------------
          -Argentine Central Bank                                              458,516         108,819
          -Amounts receivable for spot and forward sales to be settled         218,750         264,170
          -Securities receivable under spot and forward purchases to be
            settled                                                            349,659         270,476
          -Negotiable obligations without quotation                             44,329          41,403
          -Balances from forward transactions without delivery of
            underlying asset to be settled                                       3,421             709
          -Other receivables not included in the debtor classification
            regulations                                                      5,335,584       5,211,275
          -Other receivables included in the debtor classification
            regulations                                                        138,357         177,439
          -Accrued interest receivable not included in the debtor
            classification regulations                                         130,758         122,397
          -Accrued interest receivable included in the debtor
            classification regulations                                             930             935
          -Allowances                                                          (32,787)        (35,242)

          LIABILITIES                                                     ------------    ------------
          DEPOSITS                                                           8,930,276       8,421,660
                                                                          ------------    ------------
          -Non-financial public sector                                          59,901          90,341
          -Financial sector                                                      4,890           6,201
          -Non-financial private sector and residents abroad                 8,865,485       8,325,118
            -Current Accounts                                                1,606,317       1,639,766
            -Savings Accounts                                                2,292,991       2,211,436
            -Time Deposits                                                   4,650,907       4,186,018
            -Investment accounts                                                   133             158
            -Other                                                             193,337         192,584
            -Accrued interest, adjustments and quotation differences
              payable                                                          121,800          95,156

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:  (Continued)

                                                                            03.31.06        12.31.05
                                                                          ------------    ------------
          LIABILITIES (Continued)
                                                                          ------------    ------------
          OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE              12,663,177      14,413,713
                                                                          ------------    ------------
          -Argentine Central Bank                                            6,741,839       8,611,909
            -Other                                                           6,741,839       8,611,909
          -Banks and international entities                                    772,932         762,055
          -Unsubordinated negotiable obligations                             3,060,187       3,052,434
          -Amounts payable for spot and forward purchases to be settled        295,570         222,729
          -Securities  to be delivered  under spot and forward  sales to
            be settled                                                         218,894         266,071
          -Loans from domestic financial institutions                          324,047         220,422
          -Balances from forward transactions without delivery of
            underlying asset to be settled                                       3,091             418
          -Other                                                             1,154,059       1,152,433
          -Accrued interest, adjustments and quotation differences payable      92,558         125,242
                                                                          ------------    ------------
          SUBORDINATED NEGOTIABLE OBLIGATIONS                                  442,063         431,024
                                                                          ============    ============

NOTE 22: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

          Merger between Tarjetas del Mar S.A. and Tarjeta Naranja S.A.:

          The Board of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. approved the carrying out of all necessary steps to formalize the merger of Tarjetas del Mar S.A. (merged company) into Tarjeta Naranja S.A. (the merging company) within the framework of a corporate reorganization pursuant to Section 77 of the Income Tax Law and
          Section 109 of its regulatory decree. The reasons for this process are the advantages that can be obtained from the joint actions and the unification of both companies' activities, which would improve the services provided and reduce operating costs.

          Tax issues

          At the date of these consolidated financial statements, there are auditing processes underway in the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The claimed amount for taxes is of approximately $ 20,582.

          Based on the opinions of their tax advisors, the directors of said companies believe that the abovementioned claims are both legally and technically groundless and that taxes covered by claims have been correctly calculated in accordance with the tax regulations in force and with the existing case law.

NOTE 23:  SUBSEQUENT EVENTS

          Banco de Galicia y Buenos Aires S.A.:
          a) The Shareholders' Meeting held on April 27, 2006, resolved, in accordance with applicable regulations, the following application of the Retained Earnings as of December 31, 2005:

               - To Legal Reserve:                $ 90,515.-
               - To Discretionary Reserve:        $ 100,457.-

          b) On April 4, 2006, a total of $ 527,290 of financial assistance from the Argentine Central Bank was paid in advanceBanco de Galicia y Buenos Aires S.A.:

          Galicia Factoring y Leasing S.A.:
          On April 26, 2006 the Company's shareholders' meeting decided to allocate the total retained earnings, which amounted to $118, to the legal reserve.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 23:  (Continued)

          Tarjetas Cuyanas S.A.:
          The Company obtained by CNV resolution of March 31, 2006, the authorization to issue debt securities and participation certificates in the "Fideicomiso Financiero Tarjetas Cuyanas Trust II" for a face value of $ 37,680. As established by the supplement of the prospectus pertaining to the abovementioned trust, the Issuer Trustee is the Equity Trust Company Argentina S.A.; the Trustor, Administrator and Beneficiary is Tarjetas Cuyanas S.A.; the Organizing Agent and Underwriter is Banco de Galicia y Buenos Aires S.A.; and the Co-Underwriter, Banco Regional de Cuyo S.A.

          On April 12, 2006, the Company received the liquidation produced by the placement in the market of Debt Securities (DS "A") for $30,144, at a fixed interest rate equivalent to 12%, of Debt Securities (DS "B") for $3,768 at a fixed interest rate equivalent to 13% and of the Participation Certificates (PC) for a total of $3,768. The Company has acquired the total of Participation Certificates. The term of this trust shall be of approximately 22 months.

          Galicia Warrants S.A.:
          The Shareholders' Meeting held on April 26, 2006, resolved to allocate cash dividends for the amount of $ 700, which were made available on May 2, 2006.

          Net Investment S.A.:
          On April 19, 2006, the shareholders of Grupo Tradecom signed the trading securities agreements by means of which it was formally decided to make Tradecom Brasil S.A.'s and Tradecom International NV's shares the property of Unibanco de Brasil, responsible for the settlement of the winding-up of the latter. Also, in accordance with what was earlier agreed between Grupo Financiero Galicia S.A., Banco Galicia y Buenos Aires S.A. and Net Investment S.A., pursuant to the Argentine Central Bank's regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.'s block of shares was recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.

NOTE 24:  SEGMENT REPORTING

          Below, a detail of the accounting information as of March 31, 2006 and 2005, by related business segment:

          Primary segment: Business.

                                  Financial brokerage        Services         Total
                                  --------------------    ---------------   ---------
          Income                               655,241            184,940     840,181
          Expenses                            (547,892)           (37,961)   (585,853)
                                  --------------------    ---------------   ---------
          Result as of 03.31.06                107,349            146,979     254,328
                                  --------------------    ---------------   ---------
          Result as of 03.31.05                 75,845            116,062     191,907
                                  ====================    ===============   =========

          Secondary segment: Geographic.

                                  City of Buenos Aires
                                   and Greater Buenos
                                          Aires           Rest of country     Total
                                  --------------------    ---------------   ---------
          Financial brokerage
          Income                               608,260             46,981      655,241
          Expenses                            (508,608)           (39,284)    (547,892)
                                  --------------------    ---------------    ---------
          Result as of 03.31.06                 99,652              7,697      107,349
                                  --------------------    ---------------    ---------
          Result as of 03.31.05                 66,395              9,450       75,845
                                  ====================    ===============    =========
          Services
          Income                               171,680             13,260      184,940
          Expenses                             (35,239)            (2,722)     (37,961)
                                  --------------------    ---------------    ---------
          Result as of 03.31.06                136,441             10,538      146,979
                                  --------------------    ---------------    ---------
          Result as of 03.31.05                101,600             14,462      116,062
                                  ====================    ===============    =========

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 24:  (Continued)

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                 Total as of 03.31.06   Total as of 12.31.05
                                                                 --------------------   --------------------
          Assets
          Government and corporate securities                               4,168,183              5,971,756
          Loans                                                            10,285,153             10,555,176
          Other receivables resulting from financial brokerage              6,647,517              6,162,381
          Assets under financial leases                                       215,963                191,176

          Liabilities
          Deposits                                                          8,930,276              8,421,660
          Other liabilities resulting from financial brokerage             12,663,177             14,413,713
          Subordinated negotiable obligations                                 442,063                431,024

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
            BALANCE SHEET AS OF MARCH 31, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                  03.31.06        12.31.05
                                                                ------------    ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)                  200             650
Investments (Notes 8 and 10 and Schedules C, D and G)                 31,285           5,806
Other receivables (Notes 3 and 8)                                        893             566
                                                                ------------    ------------
Total Current Assets                                                  32,378           7,022
                                                                ============    ============

NON-CURRENT ASSETS
Other receivables (Notes 3, 8 10 and 12 and Schedule G)               33,677          28,617
Investments (Notes 8, 9 and 10 and Schedules C, D and G)           1,562,579       1,599,037
Bank premises and equipment (Schedule A)                               3,069           3,085
Intangible Assets (Schedules B and E)                                    414             684
                                                                ------------    ------------
Total Non-Current Assets                                           1,599,739       1,631,423
                                                                ------------    ------------
Total Assets                                                       1,632,117       1,638,445
                                                                ============    ============

LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)               607             688
Tax liabilities (Notes 5, 8 and 12)                                    4,695           9,628
Other liabilities (Notes 6, 8 and 10 and Schedule G)                   1,690           1,347
                                                                ------------    ------------
Total Current Liabilities                                              6,992          11,663
                                                                ============    ============

NON-CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)                42               -
Tax liabilities (Notes 5, 8 and 12)                                   12,592               -
Other liabilities (Notes 6 and 8)                                          6               6
                                                                ------------    ------------
Total Non-Current Liabilities                                         12,640               6
                                                                ------------    ------------
Total Liabilities                                                     19,632          11,669
                                                                ------------    ------------
SHAREHOLDERS' EQUITY (Per related statement)                       1,612,485       1,626,776
                                                                ------------    ------------
Total liabilities and shareholders' equity                         1,632,117       1,638,445
                                                                ============    ============

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                INCOME STATEMENT
                   For the three months ended March 31, 2006,
    presented in comparative format with the same period of the previous year
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                    03.31.06        03.31.05
                                                                  ------------    ------------
Administrative expenses (Note 10 and Schedule H)                        (3,463)         (3,116)
Income on investments in related institutions - (Loss)/Income          (17,413)         26,272
Financial income and by holding - Income/(Loss) (Note 10)               11,589          (1,510)
  - Generated by assets                                                 11,600          (1,522)
    Interest
      On time deposits (*)                                                 129              36
      On current account deposits                                            3               -
      On negotiable obligations (*)                                        528             811
      Other                                                                 12              17
    CER
      On time deposits (*)                                                   -               6
    Result on negotiable obligations                                     6,787           5,335
    Result on government securities                                          -              79
    Result on corporate securities                                           -             (90)
    Mutual fund yield                                                       25             (20)
    Foreign exchange gain/(loss)                                         4,116          (7,696)
  - Generated by liabilities
    Foreign exchange (loss)/gain                                           (11)             12
Other income and expenses - Income                                       1,222             281
                                                                  ------------    ------------
Result before income tax - (Loss)/Income                                (8,065)         21,927
                                                                  ------------    ------------
Income tax (Note 12)                                                    (6,226)         (1,733)
                                                                  ------------    ------------
(Loss)/Income for the period                                           (14,291)         20,194
                                                                  ============    ============

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 10

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                        STATEMENT OF SHAREHOLDERS' EQUITY
                   For the three months ended March 31, 2006,
    presented in comparative format with the same period of the previous year
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                      Shareholders' contributions (Note 7)
                                 -----------------------------------------------------------------------------
                                    Capital        Principal        Issuance      Irrevocable
             Item                    Stock         Adjustment       premiums     contributions       Total
------------------------------   -------------   -------------   -------------   -------------   -------------
Balances at beginning of
 fiscal year                         1,241,407         278,131               -               -       1,519,538
(Loss)/Income for the period                 -               -               -               -               -
                                 -------------   -------------   -------------   -------------   -------------
Totals                               1,241,407         278,131               -               -       1,519,538
                                 =============   =============   =============   =============   =============
                                                      Retained earnings (Notes 11 and 14)
                                 -----------------------------------------------------------------------------
                                         Profits allocated to reserves
                                 ---------------------------------------------
                                     Legal       Discretionary       Other                         Retained
             Item                   reserve         reserve         reserves         Total         earnings
------------------------------   -------------   -------------   -------------   -------------   -------------
Balances at beginning of
 fiscal year                                 -               -               -               -         107,238
(Loss)/Income for the period                 -               -               -               -         (14,291)
                                 -------------   -------------   -------------   -------------   -------------
Totals                                       -               -               -               -          92,947
                                 =============   =============   =============   =============   =============
                                     Total            Total
                                 shareholder's    shareholder's
                                 equity as of     equity as of
             Item                  03.31.06         03.31.05
------------------------------   -------------    -------------
Balances at beginning of
 fiscal year                         1,626,776        1,519,538
(Loss)/Income for the period           (14,291)          20,194
                                 -------------    -------------
Totals                               1,612,485        1,539,732
                                 =============    =============

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                             STATEMENT OF CASH FLOWS
                   For the three months ended March 31, 2006,
    presented in comparative format with the same period of the previous year
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                 03.31.2006      03.31.2005
                                                                ------------    ------------
CHANGES IN CASH
Cash at beginning of fiscal year                                         650             540
Cash at period end                                                       200             581
                                                                ------------    ------------
(Decrease)/Net cash increase for the period                             (450)             41
                                                                ============    ============
REASONS FOR CHANGES IN CASH
OPERATING ACTIVITIES
Collections for sales of goods and services                              419              39
Payments to suppliers of goods and services                             (553)           (577)
Personnel salaries and social security contributions                    (344)           (246)
Income tax payments and prepayments                                   (5,043)              -
Other taxes payments                                                    (193)           (229)
Other operating payments                                              (7,163)        (12,666)
                                                                ------------    ------------
Net cash flow used in operating activities                           (12,877)        (13,679)
                                                                ------------    ------------
INVESTMENT ACTIVITIES
Payments for fixed assets purchases                                      (10)             (2)
Contributions to controlled companies                                      -            (426)
Investment collections                                                12,437          14,197
Payments for purchases of controlled companies' shares                     -             (49)
                                                                ------------    ------------
Net cash flow generated by investment activities                      12,427          13,720
                                                                ------------    ------------
(Decrease)/Net cash increase for the period                             (450)             41
                                                                ------------    ------------

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      NOTES TO THE FINANCIAL STATEMENTS
    For the three months ended March 31, 2006 presented in comparative format
                     (figures stated in thousands of pesos)

NOTE 1:   FINANCIAL STATEMENTS PREPARATION BASIS

          On August 10, 2005, CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above mentioned resolution is effective for fiscal years commenced as from January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's CD 93/2005.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved by the CPCECABA and the CNV, with the considerations mentioned in Note 2 a to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/ year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute. Furthermore, certain financial statement figures for the year ended December 31, 2005 and the period of three months ended March 31, 2005, have been reclassified for purposes of their comparative presentation with those of the current period.

          The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

          a.   LOCAL CURRENCY ASSETS AND LIABILITIES

               Monetary assets and liabilities which include, where applicable, the interest accrued at period/ year end are stated in period-end currency and therefore require no adjustment whatsoever.

          b.   FOREIGN CURRENCY ASSETS AND LIABILITIES (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/ year. Interests receivable or payable have been accrued, where applicable.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          c.   INVESTMENTS

               c.1. Current

                    Time and special current account deposits as well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at period/ year end.

                    Mutual fund units have been valued at period/ year-end closing price.

                    With the purpose of meeting the obligations of the company in accordance with the annual budget for 2006, the Board of the Company, resolved the sale of subordinated negotiable obligations due 2019 for a face value of US$ 5,000 thousand by Banco Galicia y Buenos Aires S.A. Therefore, said negotiable obligations have been classified as current investments and valued at period-end closing price.

               c.2. Non-Current

                    Time deposits have been valued at face value, plus interest accrued at period/ year-end.

                    Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as decided by the Special Shareholders' Meeting of held on January 02, 2004.

                    As of March 31, 2006, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019, classified as non-current, have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of March 31, 2006 and December 31, 2005.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to consolidated financial statements from Argentine GAAP.

                    This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of December 31, 2005 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                    Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

                    - Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the period.

                    - Capital and capital contributions have been computed for the amounts actually disbursed.

                    - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                    - Results for the three-month period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

          d.   BANK PREMISES AND EQUIPMENT

               Bank premises and equipment have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.

          e.   INTANGIBLE ASSETS

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. In the case of the goodwill value, the Company has allotted a valuation allowance of $ 366 for the for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E).

               Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months. The updated residual value of the assets, taken as a whole, does not exceed their estimated recoverable value at period/year-end.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          f.   TAX ON MINIMUM PRESUMED INCOME

               The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 financial statements).

               The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at period/ year end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

               However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

               The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

          g.   SHAREHOLDERS' EQUITY

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

                    The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

               g.2. Income and expense accounts

                    The results for each period are presented in the period in which they accrue.

          h.   STATEMENT OF CASH FLOWS

               The "Cash and due from banks" caption is considered to be cash.

NOTE 2:   CASH AND DUE FROM BANKS

          The breakdown of this caption was the following:

                                                         03.31.06     12.31.05
                                                        ----------   ----------
          Cash (Schedule G)                                     11          581
          Due from banks - Current Accounts (Note 10)          189           69
                                                        ----------   ----------
          Total                                                200          650
                                                        ==========   ==========

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   OTHER RECEIVABLES

          The breakdown of this caption was the following:

          Current                                      03.31.06       12.31.05
                                                     ------------   ------------
          Tax Credit                                          134            107
          Sundry debtors                                      463            448
          Prepaid expenses                                      4              6
          Other                                               292              5
                                                     ------------   ------------
          Total                                               893            566
                                                     ============   ============

          Non-Current                                  03.31.06       12.31.05
                                                     ------------   ------------
          Tax Credit - Mandatory savings                        5              5
          Income tax (Note 12)                             32,348         27,310
          Prepaid expenses                                      2              2
          Sundry Debtors (Note 10 and Schedule G)           1,322          1,300
                                                     ------------   ------------
          Total                                            33,677         28,617
                                                     ============   ============

NOTE 4:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

          The breakdown of this caption was the following:

          Current                                     03.31.06       12.31.05
                                                    ------------   ------------
          Integrated Pension and Survivors'
           Benefit System                                     30             26
          Health Care Payable                                  5              4
          Provision for bonuses                              426            500
          Provision for S.A.C. and social
           security contributions.                            22              -
          Provision for Directors' and
           syndics' fees                                     124            158
                                                    ------------   ------------
          Total                                              607            688
                                                    ============   ============

          Non-Current                                  03.31.06       12.31.05
                                                     ------------   ------------
          Provision for Directors' and
           syndics' fees                                       42              -
                                                     ------------   ------------
          Total                                                42              -
                                                     ============   ============

NOTE 5:   TAX  LIABILITIES

          The breakdown of this caption was the following:

          Current                                      03.31.06       12.31.05
                                                     ------------   ------------
          Income tax - Withholdings payable                    50             38
          Payable income tax                                  975              -
          Added value tax                                       -             10
          Provision for Income tax (net) (Note 12)              -          5,910
          Provision for Turnover tax (net)                      1              1
          Provision for tax on personal assets              3,669          3,669
                                                     ------------   ------------
          Total                                             4,695          9,628
                                                     ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

          Non-Current                                 03.31.06       12.31.05
                                                    ------------   ------------
          Provision for Income tax (net)
           (Note 12)                                      11,206              -
          Provision for tax on personal
           assets                                          1,386              -
                                                    ------------   ------------
          Total                                           12,592              -
                                                    ============   ============

NOTE 6:   OTHER LIABILITIES

          The breakdown of this caption was the following:

          Current                                      03.31.06       12.31.05
                                                     ------------   ------------
          Sundry Creditors (Schedule G)                       234             38
          Provision for expenses (Note 10
           and Schedule G)                                  1,453          1,306
          Directors' escrow accounts                            3              3
                                                     ------------   ------------
          Total                                             1,690          1,347
                                                     ============   ============

          Non-Current                                  03.31.06       12.31.05
                                                     ------------   ------------
          Directors' escrow accounts                            6              6
                                                     ------------   ------------
          Total                                                 6              6
                                                     ============   ============

NOTE 7:   CAPITAL STATUS

          As of 31 March, 2006, capital status was the following:

                                                                                                      Date of
           Capital stock issued,                   Restated In            Approved by            registration with
          subscribed, paid in and                    constant     ---------------------------      the commercial
                 recorded            Face value      currency        Entity          Date         court of record
          -----------------------    ----------    -----------    -----------    ------------    -----------------
          Balance as of 12.31.03      1,092,407      2,407,080     Board of        05.16.00          08.09.00
                                                                  Directors'       07.24.00
                                                                    Meeting           and
                                                                                   07.26.00
          Capital increase                                         Board of        01.02.04
                                        149,000        149,000    Directors'       04.23.04
                                                                    Meeting           and            06.08.04
                                                                                   05.13.04
          Balance as of 12.31.04      1,241,407      2,556,080         -              -                  -
          Absorption of retained              -     (1,036,542)    Board of        04.28.05              -
          earnings                                                Directors'
                                                                    Meeting
          Balance as of 12.31.05      1,241,407      1,519,538         -              -                  -
          Balance as of 03.31.06      1,241,407      1,519,538         -              -                  -

NOTE 8: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

          As of March 31, 2006 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was the following:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 8:   (Continued)

                                                              Salaries and
                                                  Other      Social Security                        Other
                                 Investments   receivables    contributions    Tax Liabilities   liabilities
                                 -----------   -----------   ---------------   ---------------   -----------
          1st Quarter                 31,285           568               181             4,695           802
          2nd Quarter                      -            32               426                 -           888
          3rd Quarter                      -           292                 -                 -             -
          4th Quarter                      -             1                 -                 -             -
          After one year               3,169             2                42            12,592             6
                                 -----------   -----------   ---------------   ---------------   -----------
          Subtotal falling due        34,454           895               649            17,287         1,696
          No set due date          1,559,410        33,675                 -                 -             -
          Past due                         -             -                 -                 -             -
                                 -----------   -----------   ---------------   ---------------   -----------
          Total                    1,593,864        34,570               649            17,287         1,696
                                 ===========   ===========   ===============   ===============   ===========
          Non-interest bearing     1,334,420        34,110               649            17,287         1,696
          At fixed rate              259,444           460                 -                 -             -
                                 -----------   -----------   ---------------   ---------------   -----------
          Total                    1,593,864        34,570               649            17,287         1,696
                                 ===========   ===========   ===============   ===============   ===========

NOTE 9:   EQUITY INVESTMENTS

          The breakdown of long-term investments was the following:

                                                  As of 03.31.06
          --------------------------------------------------------------------------------------------
                                         Shares               Percentage held in                  Face
                                -----------------------   -----------------------   Principal    value
                                                            Total       Possible     line of      per
          Issuing Company         Class       Number       Capital       Votes       business    share
          -------------------   ---------   -----------   ----------   ----------   ----------   -----
          Banco de Galicia y    Ordinary
          Buenos Aires S.A.     Class "A"           101                              Financial   0.001
                                Ordinary                                            Activities
                                Class "B"   438,687,004                                          0.001
                                ---------   -----------   ----------   ----------
                                Total       438,687,105    93.604186%   93.604191%
                                ---------   -----------   ----------   ----------
          Net Investment S.A.   Ordinary                                             Financial
                                 shares          10,500    87.500000%    87.50000%      and      0.001
                                                                                    Investment
                                                                                    Activities
          Sudamericana          Ordinary                                             Financial
           Holding S.A.         Class "A"        31,302                                 and      0.001
                                Ordinary                                            Investment
                                Class "B"        41,735                             Activities   0.001
                                ---------   -----------   ----------   ----------
                                Total            73,037    87.500899%   87.500899%
                                ---------   -----------   ----------   ----------
          Galicia Warrants      Ordinary                                             Dep. Cert
           S.A.                  shares         175,000    87.500000%    87.50000%     and       0.001
                                                                                     Warrants
                                                                                     issuing
                                                                                     company
          Galval Agente de      Ordinary                                            Custody of
           Valores S.A.          shares      16,874,250   100.000000%  100.000000%  securities   0.001

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

                                                  As of 12.31.05
          --------------------------------------------------------------------------------------------
                                       Shares               Percentage held in                    Face
                                -----------------------   -----------------------   Principal    value
                                                            Total       Possible     line of      per
          Issuing Company         Class       Number       Capital       Votes       business    share
          -------------------   ---------   -----------   ----------   ----------   ----------   -----
          Banco de Galicia y    Ordinary
          Buenos Aires S.A.     Class "A"           101                              Financial   0.001
                                Ordinary                                            Activities
                                Class "B"   438,687,004                                          0.001
                                ---------   -----------   ----------   ----------
                                Total       438,687,105    93.604186%   93.604191%
                                ---------   -----------   ----------   ----------
          Net Investment S.A.   Ordinary                                             Financial
                                 shares          10,500    87.500000%    87.50000%      and      0.001
                                                                                    Investment
                                                                                    Activities
          Sudamericana          Ordinary                                             Financial
           Holding S.A.         Class "A"        31,302                                 and      0.001
                                Ordinary                                            Investment
                                Class "B"        41,735                             Activities   0.001
                                ---------   -----------   ----------   ----------
                                Total            73,037    87.500899%   87.500899%
                                ---------   -----------   ----------   ----------
          Galicia Warrants      Ordinary                                             Dep. Cert
           S.A.                  shares         175,000    87.500000%    87.50000%     and       0.001
                                                                                     Warrants
                                                                                     issuing
                                                                                     company
          Galval Agente de      Ordinary                                             Custody of
           Valores S.A.          shares      16,874,250   100.000000%  100.000000%   securities  0.001

          The financial condition and results of controlled companies were the following:

                                                                           Issuing Company
                                                                ------------------------------------
                                                                Banco de Galicia y    Net Investment
          Financial condition as of 03.31.06 (*)                 Buenos Aires S.A.         S.A.
          -------------------------------------------------     ------------------    --------------
          Assets                                                        24,167,404             1,844
          Liabilities                                                   22,807,359                50
          Shareholders' equity                                           1,360,045             1,794
          Result for the three-month period ended 03.31.06                 (29,174)             (227)

          (*) See Note 1.c.2.

                                                                            Issuing Company
                                                                --------------------------------------
                                                                 Galicia Warrants     Galval Agente de
          Financial condition as of 03.31.06 (*)                       S.A.             Valores S.A.
          -------------------------------------------------     ------------------    ----------------
          Assets                                                             7,527               1,738
          Liabilities                                                        2,312                  19
          Shareholders' equity                                               5,215               1,719
          Result for the three-month period ended 03.31.06                     181                  21

          (*) See Note 1.c.2.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

                                                                           Issuing Company
                                                                          ------------------
                                                                             Sudamericana
          Financial condition as of 12.31.05 (*)                             Holding S.A.
          -------------------------------------------------               ------------------
          Assets                                                                     106,228
          Liabilities                                                                 66,091
          Shareholders' equity                                                        40,137
          Result for the three-month period ended 12.31.05                             1,100

          (*) See Note 1.c.2.

                                                                                        Issuing Company
                                                                             ------------------------------------
                                                                             Banco de Galicia y    Net Investment
          Financial condition as of 12.31.05 and results as of 03.31.05(*)   Buenos Aires S.A.           S.A.
          ----------------------------------------------------------------   ------------------    --------------
          Assets                                                                     25,456,150             2,079
          Liabilities                                                                24,066,933                58
          Shareholders' equity                                                        1,389,217             2,021
          Result for the three-month period ended 03.31.05                               17,029            (1,459)

          (*) See Note 1.c.2.

                                                                                         Issuing Company
                                                                             --------------------------------------
                                                                              Galicia Warrants     Galval Agente de
          Financial condition as of 12.31.05 and results as of 03.31.05(*)          S.A.             Valores S.A.
          ----------------------------------------------------------------   ------------------    ----------------
          Assets                                                                          6,758               1,722
          Liabilities                                                                     1,725                  24
          Shareholders' equity                                                            5,033               1,698
          Result for the three-month period ended 03.31.05                                  319                (163)

          (*) See Note 1.c.2.

                                                                           Issuing Company
                                                                          ------------------
                                                                            Sudamericana
          Financial condition as of 30.09.05 and results of 12.31.05(*)      Holding S.A.
          -------------------------------------------------------------   ------------------
          Assets                                                                     110,892
          Liabilities                                                                 71,843
          Shareholders' equity                                                        39,049
          Result for the three-month period ended 12.31.04                             4,720

          (*) See Note 1.c.2.

NOTE 10:  CORPORATIONS SECTION 33 OF LAW No. 19550

          The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          BANCO DE GALICIA Y BUENOS AIRES S.A.                           03.31.06       12.31.05
          ----------------------------------------------------------   ------------   ------------
          ASSETS
          Cash and due from banks - Current Accounts (Note 2)                   188             68
          Investments - Negotiable  obligations  (Schedules C and G)        243,755        237,201
                                                                       ------------   ------------
          Total                                                             243,943        237,269
                                                                       ============   ============

          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)                   189            189
                                                                       ------------   ------------
          Total                                                                 189            189
                                                                       ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

                                                                            03.31.06       03.31.05
                                                                          ------------   ------------
          INCOME
          Financial income - Interest on time deposits                               -            268
          Financial income - CER on time deposits                                    -             95
          Financial income - Interests on negotiable obligations                 8,260          7,864
          Other   income  and   expenses  -  Bank   premises  and
           equipment under lease                                                    44             40
                                                                          ------------   ------------
          Total                                                                  8,304          8,267
                                                                          ============   ============

          BANCO DE GALICIA Y BUENOS AIRES S.A.                              03.31.06       03.31.05
                                                                          ------------   ------------
          EXPENSES
          Administrative expenses (Schedule H)
            - Service fees                                                           -              4
            - Trademark leasing                                                    221            198
            - Bank expenses                                                          2              1
            - General expenses                                                       5              7
                                                                          ------------   ------------
          Total                                                                    228            210
                                                                          ============   ============

          GALICIA (CAYMAN) LIMITED                                          03.31.06       03.31.05
                                                                          ------------   ------------
          INCOME
          Financial income - other interests                                         -             17
                                                                          ------------   ------------
          Total                                                                      -             17
                                                                          ============   ============

          Banco Galicia Uruguay S.A.                                        03.31.06       12.31.05
                                                                          ------------   ------------
          ASSETS
          Other Receivables - Sundry debtors (Note 3 and                         1,321          1,299
           Schedule G)
          Investments - Time deposits (Schedules D and G)                        3,846          3,765
                                                                          ------------   ------------
          Total                                                                  5,167          5,064
                                                                          ============   ============

                                                                            03.31.06       03.31.05
                                                                          ------------   ------------
          INCOME
          Financial income - Interest on time deposits                              19              -
          Financial income - Interests on negotiable obligations                     -            306
                                                                          ------------   ------------
          Total                                                                     19            306
                                                                          ============   ============

NOTE 11:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws and CNV Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting resolved to restore the amount of $ 29,493 to the Legal Reserve, used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph (See Note 14 to the financial statements).

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INCOME TAX

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets

                                    Specific tax losses   Investments     Other        Total
                                    -------------------   -----------   ----------   ----------
          Balance as of 12.31.04                     15        17,847            -       17,862
          Charge to income                          (15)        9,319          149        9,453
                                    -------------------   -----------   ----------   ----------
          Balance as of 12.31.05                      -        27,166          149       27,315
          Charge to income                            -         5,038            -        5,038
                                    -------------------   -----------   ----------   ----------
          Balance as of 03.31.06                      -        32,204          149       32,353
                                    ===================   ===========   ==========   ==========

          Deferred tax liabilities:

                                        Fixed assets      Investments     Other        Total
                                    -------------------   -----------   ----------   ----------
          Balance as of 12.31.04                     13        44,232           38       44,283
          Charge to income                           (8)      (44,232)         (38)     (44,278)
                                    -------------------   -----------   ----------   ----------
          Balance as of 12.31.05                      5             -            -            5
          Charge to income                            -             -            -            -
                                    -------------------   -----------   ----------   ----------
          Balance as of 03.31.06                      5             -            -            5
                                    ===================   ===========   ==========   ==========

          As the abovementioned information shows, as of March 31, 2006, the Company's deferred tax assets amounted to $ 32,348, which was primarily the result of its investments valuation and, as of December 31, 2005, amounted to $ 27,310.

          Accumulated tax losses pending of use at the period end, amount approximately to $ 38,161 and can be compensated with future fiscal-year taxable income, as follows:

                Argentine source tax loss           Issuance year       Amount     Due year
          --------------------------------------   ---------------   -----------   --------
          Sale of shares specific                             2001            20       2006
          Derived financial instruments specific              2003            43       2008

                 Foreign source tax loss            Issuance year       Amount     Due year
          --------------------------------------   ---------------   -----------   --------
          Rest                                                2002        38,098       2007

          The Company has not recorded said losses in calculating the deferred tax, for its recovery is not likely at the issuance date of these financial statements.

          As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Bank premises and equipment and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of FACPCE.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

          The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounts to $ 344 and $ 347, as of March 31, 2006 and December 31, 2005, respectively. It fundamentally stems from real estate valuation. Said liability is expected to revert in approximately 46 years, the remaining useful life of real state, being the pertaining amount for each fiscal year of $8.

          The assets and liabilities classification by net deferred tax recorded in accordance with its expected reversion term is exposed in Note 8.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                       03.31.06      03.31.05
                                                      ----------   -----------
          Financial statement before tax                  (8,065)       21,927
          Income tax rate in force                            35%           35%
          Result for the period at the tax rate           (2,823)        7,674
          Permanent differences at the tax rate:
          Increase in income tax
            Expenses not included in affidavit               570           344
            Results of long-term investments               6,095             -
            Other causes                                   2,851         3,018
          Decrease in income tax
            Expenses included in affidavit                   (10)          (10)
            Results of long-term investments                   -        (9,195)
            Other causes                                    (457)          (98)
                                                      ----------   -----------
          Recorded total income tax charge - loss          6,226         1,733
                                                      ----------   -----------

          The following table shows the reconciliation of tax charged to results to tax determined of the period for tax purposes:

                                                       03.31.06      03.31.05
                                                      ----------   -----------
          Total recorded income tax charge                 6,226         1,733
          Temporary differences
          Assets increase due to deferred tax
          - Investments                                    5,038         6,229
          - Other                                              -            59
          Liabilities decrease due to deferred tax
          - Investments                                        -           933
          - Fixed assets                                       -             2
                                                      ----------   -----------
          Tax total for tax purposes                      11,264         8,956
                                                      ----------   -----------

          Breakdown of net income tax provision:

                                                       03.31.06      12.31.05
                                                      ----------   -----------
          Tax total for tax purposes                      11,264        21,348
          Tax Credit                                         (58)      (15,438)
                                                      ----------   -----------
          Income tax provision (net) (Note 5)             11,206         5,910
                                                      ----------   -----------

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:  INCOME PER SHARE

          Below is a breakdown of the Income per share as of March 31, 2006 and 2005:

                                                                         03.31.06       03.31.05
                                                                       ------------   ------------
          (Loss) / Income for the period                                    (14,291)        20,194
          Outstanding ordinary shares weighted average                    1,241,407      1,092,407
          Adjustment  derived from preferred share issue convertible
           into Class "B" ordinary shares                                         -        149,000
          Diluted ordinary shares weighted average                        1,241,407      1,241,407
          Earning per ordinary share:
          - Basic                                                           (0.0115)        0.0185
          - Diluted                                                         (0.0115)        0.0163

NOTE 14:  SUBSEQUENT EVENTS TO THE END OF THE QUARTER

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting was held, resolving that the retained earnings that as of December 31, 2005, amounted to $ 107,238, were to be allocated as follows:

          - To Legal Reserve restoration    $  29,493
          - To Legal Reserve:               $   5,362
          - To Discretionary Reserve:       $  72,383

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A

                                 At                                       Balance
                              beginning                                  at fiscal
    Principal account          of year      Increases     Withdrawals    year end
--------------------------   -----------   -----------   -------------   ---------
Real State                         3,258             -               -       3,258
Furniture and facilities             212             -               -         212
Hardware and software                597            10               -         607
                             -----------   -----------   -------------   ---------
Total as of 03.31.06               4,067            10               -       4,077
                             -----------   -----------   -------------   ---------
Total as of 12.31.05               4,050            17               -       4,067
                             -----------   -----------   -------------   ---------

                                                     Amortizations
                             --------------------------------------------------------------------                    Net book
                             Accumulated                      For the period        Accumulated                     value for
                             at beginning                   ------------------     at fiscal yer     Net book    previous fiscal
    Principal account           of year     Withdrawals     Rate %     Amount          end            value           year
--------------------------   -----------   --------------   -------   --------    ---------------   ----------   ---------------
Real State                           252                -         2         15                267        2,991             3,006
Furniture and facilities             204                -        20          1                205            7                 8
Hardware and software                526                -        20         10                536           71                71
                             -----------   --------------   -------   --------    ---------------   ----------   ---------------
Total as of 03.31.06                 982                -         -         26              1,008        3,069             3,085
                             -----------   --------------   -------   --------    ---------------   ----------   ---------------
Total as of 12.31.05                 767                -         -        215                982        3,085             3,283
                             -----------   --------------   -------   --------    ---------------   ----------   ---------------

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                INTANGIBLE ASSETS
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE B

                                 At                                       Balance
                              beginning                                  at fiscal
    Principal account          of year      Increases     Withdrawals    year end
--------------------------   -----------   -----------   -------------   ---------
Goodwill                          20,064             -               -      20,064
                             -----------   -----------   -------------   ---------
Total as of 03.31.06              20,064             -               -      20,064
                             -----------   -----------   -------------   ---------
Total as of 12.31.05              20,064             -               -      20,064
                             -----------   -----------   -------------   ---------

                                                    Amortizations
                             ---------------------------------------------------------------------
                             Accumulated                       For the period         Accumulated
                             at beginning                     -----------------      at fiscal yer
    Principal account          of year        Withdrawals      Rate %   Amount           end
--------------------------   ------------   --------------    -------  --------    ---------------
Goodwill                           18,740                -        20        544             19,284
                             ------------   --------------    -------  --------    ---------------
Total as of 03.31.06               18,740                -                  544             19,284
                             ------------   --------------    -------  --------    ---------------
Total as of 12.31.05               14,881                -                3,859             18,740
                             ------------   --------------    -------  --------    ---------------

                                                              Net book
                               Valuation                      value for
                               allowance       Net book     previous fiscal
    Principal account         (Schedule E)       value          year
--------------------------   ------------   ------------   ---------------
Goodwill                              366            414               684
                             ------------   ------------   ---------------
Total as of 03.31.06                  366            414               684
                             ------------   ------------   ---------------
Total as of 12.31.05                  640            684             3,745
                             ------------   ------------   ---------------

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                      EQUITY INVESTMENTS IN OTHER COMPANIES
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE C

 Issuance and characteristics of the                              Face
             securities                        Class              value         Number
-------------------------------------   --------------------   -----------   -----------
Current investments
Negotiable Obligations (Notes 8 and
 10 and Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No. 19550: Controlled
Companies (Notes 8 and 9):
Banco de Galicia y Buenos Aires S.A       Ordinary Class "A"         0.001           101
                                          Ordinary Class "B"         0.001   438,687,004
                                                                             438,687,105

Galicia Warrants S.A                      Ordinary shares            0.001       175,000

Galval Agente de Valores S.A              Ordinary shares            0.001    16,874,250

Net Investment S.A                        Ordinary shares            0.001        10,500

Sudamericana Holding S.A                  Ordinary Class "A"         0.001        31,302
                                          Ordinary Class "B"         0.001        41,735
                                                                                  73,037

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and Schedule G)
Subtotal

Total

                                                                      Equity       Recorded     Book value
                                                                      Equity       Recorded     Book value
 Issuance and characteristics of the    Acquisition     Closing       method      value as of      as of
             securities                    Cost          price         value       03.31.06      12.31.05
-------------------------------------   -----------   -----------   -----------   -----------   -----------
Current investments
Negotiable Obligations (Notes 8 and
 10 and Schedule G)                          10,530        18,765             -        18,765             -
                                        -----------   -----------   -----------   -----------   -----------
Total                                        10,530        18,765             -        18,765             -
                                        ===========   ===========   ===========   ===========   ===========
Non-current investments
Corporations Section 33 of
 Law No. 19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos Aires S.A.      2,571,566     1,601,208     1,291,370     1,291,370     1,316,602

Galicia Warrants S.A.                        11,829             -         4,573         4,573         4,414

Galval Agente de Valores S.A.                 1,867             -         1,719         1,719         1,698

Net Investment S.A.                          22,484             -         1,570         1,570         1,769

Sudamericana Holding S.A.                    42,918             -        35,188        35,188        34,236
                                        -----------   -----------   -----------   -----------   -----------
Subtotal                                  2,650,664     1,601,208     1,334,420     1,334,420     1,358,719
                                        -----------   -----------   -----------   -----------   -----------
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and Schedule G)            177,889       316,999             -       224,990       237,201
                                        -----------   -----------   -----------   -----------   -----------
Subtotal                                    177,889       316,999             -       224,990       237,201
                                        -----------   -----------   -----------   -----------   -----------
Total                                     2,828,553     1,918,207     1,334,420     1,559,410     1,595,920
                                        ===========   ===========   ===========   ===========   ===========
                                                                INFORMATION ON THE ISSUING COMPANIES
                                       --------------------------------------------------------------------------------------
                                                                Latest financial statements (Note 9).
                                       --------------------------------------------------------------------------------------

 Issuance and characteristics of the     Principal line of                  Capital            Net             Shareholders'
             securities                      business           Date         stock          income(loss)           equity
------------------------------------   --------------------   --------   ------------      -------------       --------------
Current investments
Negotiable Obligations (Notes 8 and
 10 and Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No. 19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos Aires S.A.   Financial Activities   03.31.06        468,662(3)         (29,174)(2)        1,360,045
                                        Dep. Cert and
Galicia Warrants S.A.                   Warrants issuing      03.31.06            200(3)             181                5,215
                                        company
Galval Agente de Valores S.A.           Custody of            03.31.06          1,978(1)              21(2)             1,719
                                        Securities
Net Investment S.A.                     Financial and         03.31.06             12(3)            (227)(2)            1,794
                                        Investment
                                        Activities
Sudamericana Holding S.A.               Financial and         12.31.05             83(3)           1,879(3)            40,137
                                        Investment
                                        Activities

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and Schedule G)
Subtotal

Total

                                       INFORMATION ON THE ISSUING COMPANIES
                                       ------------------------------------
                                       Latest financial statements (Note 9).
                                       ------------------------------------
                                                               %of equity
 Issuance and characteristics of the     Principal line of     held in the
             securities                      business         capital stock
------------------------------------   --------------------   -------------
Current investments
Negotiable Obligations (Notes 8 and
 10 and Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No. 19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos Aires S.A.   Financial Activities       93.604186%
                                        Dep. Cert and
Galicia Warrants S.A.                   Warrants issuing          87.500000%
                                        company
Galval Agente de Valores S.A.           Custody of               100,000000%
                                        Securities
Net Investment S.A.                     Financial and             87.500000%
                                        Investment
Sudamericana Holding S.A.               Activities                87.500899%
                                        Financial and
                                        Investment
                                        Activities

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and Schedule G)
Subtotal

Total


(*) Include accrued interest.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the three-month period ended 03.31.06.
(3) For the three-month period ended 12.31.05.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                OTHER INVESTMENTS
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                           Recorded value as   Book value as of
Principal account and characteristics                         of 03.31.06          12.31.05
--------------------------------------------------------   -----------------   ----------------
Current investments (*)
Special current account deposits (Note 8 and Schedule G)                  27                 16
Mutual Funds (Note 8)                                                     39              1,636
Time deposits (Notes 8 and 10 and Schedule G)                         12,454              4,090
Financial trusts (Note 8)                                                  -                 64
                                                           -----------------   ----------------
Total                                                                 12,520              5,806
                                                           =================   ================
Non-current investments (*)
Time deposits (Notes 8 and 10 and Schedule G)                          3,169              3,117
                                                           -----------------   ----------------
Total                                                                  3,169              3,117
                                                           =================   ================

(*) Include accrued interest.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                            ALLOWANCES AND PROVISIONS
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE E

                                                        A beginning of                              Balance at
Captions                                                     year        Increases   Decreases   fiscal year end
----------------------------------------------------    --------------   ---------   ---------   ---------------
Allowances:
Valuation allowance - Intangible assets (Schedule B)               640           -        (274)              366
                                                        --------------   ---------   ---------   ---------------
Total as of 03.31.06                                               640           -        (274)              366
                                                        --------------   ---------   ---------   ---------------
Total as of 12.31.05                                             2,023         183      (1,566)              640
                                                        ==============   =========   =========   ===============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE G

                                                                  Amount in                             Amount in
                                Amount and type                   Argentine                             Argentine
                                  of foreign                     currency as     Amount and type of    currency as
Captions                           currency        Quotation     of 03.31.06      foreign currency     of 12.31.05
---------------------------    -----------------   ---------   ---------------   -------------------   -----------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                             US$        0.35       3.042                 1   US$      191.00               571
Investments
Special current account          US$        8.98       3.042                27   US$        5.31                16
Time deposits                    US$    4,094.09       3.042            12,454   US$    1,367.00             4,090
Negotiable obligations           US$    6,168.64       3.042            18,765   US$           -                 -

                                                               ---------------                         -----------
Total Current Assets                                                    31,247                               4,677
                                                               ---------------                         -----------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                   US$      434.31       3.042             1,321   US$      434.31             1,299
Investments
Time deposits                    US$    1,041.62       3.042             3,169   US$    1,041.62             3,117
Negotiable obligations           US$   73,961.25       3.042           224,990   US$   79,278.57           237,201
Long-term equity investments     US$      564.83       3.042             1,718   US$      567,39             1,698
                                                               ---------------                         -----------
Total Non-Current Assets                                               231,198                             243,315
                                                               ---------------                         -----------
Total Assets                                                           262,445                             247,992
                                                               ===============                         ===========
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors                 US$        0.85       3.082                 3   US$        7.30                22
Provision for expenses           US$      227.40       3.082               701   US$      227.40               689
                                                               ---------------                         -----------
Total Current Liabilities                                                  704                                 711
                                                               ---------------                         -----------
Total Liabilities                                                          704                                 711
                                                               ===============                         ===========

                         GRUPO FINANCIERO GALICIA S.A.,
        "Corporation which has not adhered to the Optional System for the
                   Mandatory Acquisition of Shares in a Public
                                    Offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION b) OF LAW No. 19550
                   For the three months ended March 31, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                                                      Total as of      Administrative      Total as of
          Captions                                     03.31.06           Expenses           03.31.05
-------------------------------------------------    -------------   ------------------   -------------
Salaries and social security contributions                     339                  339             243
Bonuses                                                          5                    5               -
Services to the staff                                          130                  130               8
Training expenses                                                1                    1               -
Entertainment, travel and per diem                              22                   22              23
Directors' and syndics' fees                                    42                   42              83
Fees for services (*)                                          428                  428             290
Fixed asset depreciation                                        26                   26              55
Amortization of intangible assets                              544                  544           1,003
Leasing of brand (*)                                            14                   14              13
Stationery and office supplies                                   7                    7               4
Condominium Expenses                                             7                    7              10
Electricity and communications                                  18                   18              22
Taxes, rates and contributions                               1,617                1,617           1,137
Insurance                                                      107                  107             118
Bank charges (*)                                                 4                    4               3
General expenses (*)                                           152                  152             104
                                                     -------------   ------------------   -------------
Total                                                        3,463                3,463           3,116
                                                     =============   ==================   =============

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19,550). See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
          "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering" INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS
              For the three-month period commenced January 1, 2006
           and ended March 31, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT SHALL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

          a)   Receivables: See Note 8 to the financial statements.

          b)   Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF
          LAW No.19550

          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of March 31, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of March 31, 2006 and December 31, 2005, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c, 1.d and 1.e to the financial statements.

NOTE 9:   BANK PREMISES AND EQUIPMENT

          See Schedule A to the financial statements.

          a)   Technically Appraised Fixed Assets:

               As of March 31, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  INFORMATION REQUIRED IN ADDITION TO THE NOTES
                     TO THE FINANCIAL STATEMENTS (CONTINUED)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

          b)   Obsolete Fixed Assets:

               As of March 31, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of March 31, 2006 and December 31, 2005, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of March 31, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                         Book         Book
                                                                        Value        Value
                                                           Insured      as of        as of
           Insured assets          Risks covered           amount      03.31.06     12.31.05
           ---------------   --------------------------   ---------   ----------   ----------
           Office Assets     Fire, thunderbolt and/or           200           78           79
                                     explosion

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity.

               See Schedule E to the financial statements.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition.

               As of March 31, 2006 and December 31, 2005 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS.

          a)   Status of capitalization arrangements:

               As of March 31, 2006 and December 31, 2005, there were no irrevocable contributions towards future share subscriptions.

          b)   Cumulative unpaid dividends on preferred shares.

               As of March 31, 2006 and December 31, 2005, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
              For the three-month period commenced January 1, 2006
           and ended March 31, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A.   CURRENT ASSETS:

          a)   Receivables:
               1)   See Note 8 to the financial statements.
               2)   See Notes 3 and 8 to the financial statements.
               3) As of March 31, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

          b)   Inventories:
               As of March 31, 2006 and December 31, 2005, the Company did not have any inventories.

B.   NON - CURRENT ASSETS:

          a)   Receivables:
                    As of March 31, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

          b)   Inventories:
                    As of March 31, 2006 and December 31, 2005, the Company did not have any inventories.

          c)   Investments:
                    See Note 9 and Schedule C to the financial statements.

          d)   Fixed assets:
                    1) As of March 31, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.
                    2) As of March 31, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

          e)   Intangible assets:
                    1) See Note 1.e. and Schedules B and E to the financial statements.
                    2) As of March 31, 2006 and December 31, 2005, there were no deferred charges.

C.   CURRENT LIABILITIES:

          a)   Debts:
                    1)   See Note 8 to the financial statements.
                    2)   See Notes 4, 5, 6 and 8 to the financial statements.

D.   ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

E.   FOREIGN CURRENCY ASSETS AND LIABILITIES:

          See Note 1.b. and Schedule G to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (Continued)
                     (figures stated in thousands of pesos)

F.   SHAREHOLDERS' EQUITY:

          1) As of March 31, 2006 and December 31, 2005, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
          2) As of March 31, 2006 and December 31, 2005, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   MISCELLANEOUS

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.
          2)   See Notes 8 and 10 to the financial statements.
          3) As of March 31, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
          4)   See Notes 8 and 10 to the financial statements.
          5) As of March 31, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                             Book         Book
                                                                            Value        Value
                                                               Insured      as of        as of
               Insured assets          Risks covered           amount      03.31.06     12.31.05
               ---------------   --------------------------   ---------   ----------   ----------
               Office Assets     Fire, thunderbolt and/or           200           78           79
                                         explosion

          6) As of March 31, 2006 and December 31, 2005, there were no contingencies highly likely to occur which have not been given accounting recognition.

          7) As of March 31, 2006 and December 31, 2005, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous city of Buenos Aires, May 09, 2006.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                INFORMATIVE REVIEW AS OF MARCH 31, 2006 AND 2005
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The loss for the three months ended March 31, 2006, reported by the Company amounts to $ 14,291. It was primarily generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., as shown in its Income Statement.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that was used to absorb negative retained earnings of the fiscal year ended December 31, 2004, according to what was settled on April 28, 2005, by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

Regarding Banco Galicia Uruguay S.A., in June 2005, Grupo Financiero Galicia S.A., in order to strengthen the financial condition of its subsidiaries, waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

KEY BALANCE SHEET FIGURES

                                            03.31.06       03.31.05       03.31.04       03.31.03       03.31.02
                                          ------------   ------------   ------------   ------------   ------------
Assets
Current assets                                  32,378         65,548         32,789         34,462         46,294
Non-current assets                           1,599,739      1,536,377      1,347,723      1,644,407      2,397,297
                                          ------------   ------------   ------------   ------------   ------------
Total Assets                                 1,632,117      1,601,925      1,380,512      1,678,869      2,443,591
                                          ============   ============   ============   ============   ============
Liabilities
Current liabilities                              6,992         43,030          4,938          2,387          2,602
Non-current liabilities                         12,640         19,163         42,457         47,467              5
                                          ------------   ------------   ------------   ------------   ------------
Total Liabilities                               19,632         62,193         47,395         49,854          2,607
                                          ------------   ------------   ------------   ------------   ------------
Shareholders' equity                         1,612,485      1,539,732      1,333,117      1,629,015      2,440,984
                                          ------------   ------------   ------------   ------------   ------------
Total                                        1,632,117      1,601,925      1,380,512      1,678,869      2,443,591
                                          ============   ============   ============   ============   ============

KEY INCOME STATEMENT FIGURES

                                            03.31.06       03.31.05       03.31.04       03.31.03       03.31.02
                                          ------------   ------------   ------------   ------------   ------------
Ordinary operating result                      (20,876)        23,156        (84,917)        26,391       (613,863)
Financial results                               11,589         (1,510)        (3,381)       (19,531)       (41,867)
Other income and expenses                        1,222            281          2,031          3,175            105
                                          ------------   ------------   ------------   ------------   ------------
Ordinary net (loss)/ income                     (8,065)        21,927        (86,267)        10,035       (655,625)
Income tax                                      (6,226)        (1,733)             -            (17)             -
                                          ------------   ------------   ------------   ------------   ------------
Net income/(loss)                              (14,291)        20,194        (86,267)        10,018       (655,625)
                                          ============   ============   ============   ============   ============

RATIOS

                                            03.31.06       03.31.05       03.31.04       03.31.03       03.31.02
                                          ------------   ------------   ------------   ------------   ------------
Liquidity                                       4.6307         1.5233         6.6401        14.4373        17.7916
Credit standing                                82.1355        24.7573        28.1277        32.6757       936.3191
Capital assets                                  0.9801         0.9590         0.9762         0.9794         0.9810

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
          INFORMATIVE REVIEW AS OF MARCH 31, 2006 AND 2005 (CONTINUED)
                     (figures stated in thousands of pesos)

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of March 31, 2003 and 2002 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS IN OTHER COMPANIES

          o    Banco de Galicia y Buenos Aires S.A.

          See the abovementioned Note 16 to the consolidated financial statements.

          o    Net Investment S.A.

          Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          Net Investment S.A. took part in BtoB business activities carried out by Tradecom Internacional N.V., through its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A., directly and indirectly, through its subsidiary Net Investment B.V. The rest of the shareholders of Grupo Tradecom were Banco de Galicia y Buenos Aires S.A., Unibanco de Brasil, and Portugal Telecom.

          In addition, and as a result, among other factors, of the fact that the business volume expected at the beginning of the fiscal year 2005 had not been reached, the parties negotiated a new agreement. One of the terms thereof was that Tradecom Brasil S.A.'s operations related to payment and financing services were to be absorbed by Unibanco, and the remaining clients in Brazil and all clients in Argentina were to be serviced by Tradecom Argentina S.A.

          On April 19, 2006, the shareholders of Grupo Tradecom signed the trading securities agreements by means of which it was formally decided to make Tradecom Brasil S.A.'s and Tradecom International NV's shares the property of Unibanco de Brasil, responsible for the settlement of the winding-up of the latter. Also, in accordance with what was earlier agreed between Grupo Financiero Galicia S.A., Banco Galicia y Buenos Aires S.A. and Net Investment S.A., pursuant to the Argentine Central Bank's regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.'s block of shares was recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.

          During the fiscal year ended December 31, 2005, and the first quarter ended March 31, 2006, B2Agro S.A. has not undertaken business activities. At present, the Board of Directors is analyzing the possibility of undertaking new investment projects.

          o    Sudamericana Holding S.A.

          Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
          INFORMATIVE REVIEW AS OF MARCH 31, 2006 AND 2005 (CONTINUED)
                     (figures stated in thousands of pesos)

          In 2006, the joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. was $ 12,125. As of March 31, 2006, these companies had approximately 1,700,000 insureds in all their lines of business.

          From a commercial standpoint, within a more favorable context, the company's business keeps the objective of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

          As a result of these efforts, in the first quarter of 2006, the volume of premiums was by 51.7% higher than in the same period of the previous year, with an outstanding sale of policies through banking channels.

          o    Galicia Warrants S.A.

          Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9,643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50 %, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, Entre Rios province, which are used to expand its presence in other sectors of the country and to better serve the different markets.

          As of March 31, 2006, Galicia Warrants S.A. ended with total income of $ 1,446 that represents an increase of 20.8%, compared with same quarter of the previous fiscal year. Gains for the quarter amounted to $ 181 that represents a 12.5% of the income.

          The total of goods held in custody, valued in pesos, as of March 31, 2006, amounted to $ 67,334. The deposit certificates and warrants issued in said period rose to $ 38,464 over a wide variety of products. This represents a significant spread in goods, against the concentration that was, during previous fiscal years, limited to agricultural products.

          The Shareholders' Meeting held on April 26, 2006, resolved to allocate cash dividends for the amount of $ 700, which were made available on May 2, 2006.

          The activities volume for the rest of the year is expected to be encouraging. There is greater demand in all our action areas, being in the Argentine North Western Region where the growth in demand is greater and in our plant in San Salvador, Entre Rios, where the need of our services appears to be very active for the current agricultural campaign.

          o    Galval Agente de Valores S.A.

          Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

          On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

          During fiscal year 2005, Grupo Financiero Galicia S.A., owner of 100% of the capital stock of Galval Agente de Valores S.A., has made contributions in the amount of US$ 650 thousand.

          As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2006, holds securities in custody for US$ 22,110 thousand.

          As of the end of the period, Galval Agente de Valores S.A. had collected income for US$ 30 thousand, with recorded net losses of US$ 3 thousand.

          Based on the progress achieved in the last quarter, we expect the business to grow on a linear basis.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
          INFORMATIVE REVIEW AS OF MARCH 31, 2006 AND 2005 (Continued)
                     (figures stated in thousands of pesos)

          According to this projection, we believe that, at the end of fiscal year 2006, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, May 09, 2006.

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three months then ended, as well as supplementary Notes 1 to 14, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three months ended March 31, 2006, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on May 9, 2006, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in items 4 and 5 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2006, contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange

     Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550 which we deemed necessary according to the circumstances.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine Public Sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank on a plan to adjust to the regulations for the reduction of said exposure.

4. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards.

5. Based on our review, with the scope mentioned in item 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2006 and its consolidated financial statements at that date, detailed in item 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in item 4. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in item 4. of the limited review report issued by the external auditors on this date, as mentioned in item 2. above. In performance of the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three months ended March 31, 2006, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, May 09, 2006.

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 -2nd floor
Autonomous City of Buenos Aires

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2006, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2006 and 2005, as well as supplementary Notes 1 to 14 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2006, and the consolidated income statements and consolidated statements of cash flows for the three-month periods ended March 31, 2006 and 2005, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank on a plan to adjust to the regulations for the reduction of said exposure.

4. As of the date of this report, the final settlement of the compensation to Banco de Galicia y Buenos Aires S.A. for damages derived from government provisions, as detailed in Note 11.3 to the financial statements has not yet concluded. The effect the abovementioned process may have on the Bank's financial condition, should it be settled in a manner different from that projected by the Bank, cannot be estimated

5. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards.

6. On February 14, 2006, we issued an audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, with qualifications regarding the uncertainty indicated in item 4 of this report. In addition, the mentioned report indicated: (a) that the exposure to the public sector maintained by Banco de Galicia y Buenos Aires S.A., exceeded the exposure allowed by the regulations of the Argentine Central Bank, being this the reason why the Entity had presented a plan to adjust to the regulations that was approved by the Argentine Central Bank on February 28, 2006; and (b) uncertainties relating to the settlement of the arrangement with creditors in Banco Galicia Uruguay S.A., which has favorably evolved to the date of this report. That report also included certain departures from professional accounting standards for the reasons indicated in item 5. above.

7. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 mentioned in item 6 of this report, we state that:

     a) the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2006 and 2005 and its consolidated financial statements at those dates, detailed in item 1. above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than that mentioned in item 4. above.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from the December 31, 2005, financial statements of Grupo Financiero Galicia S.A.

8.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of March 31, 2006 and 2005, about which, insofar as concerns our field of competence, we have no significal observations to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of March 31, 2006, the accrued debts with the Integrated Pension and Survivors' Benefit System, which stems from the accounting records, amounted to $ 31,058.37, which were not yet due at that date.

Autonomous City of Buenos Aires, May 9, 2006.